SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: May 10, 2010	By:	/S/ RONG GUANGDAO
	Name:	Rong Guangdao
	Title:	Chairman

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 00338)

NOTICE OF 2009 ANNUAL GENERAL MEETING

2009 Work Reports of Directors and Supervisory Committee

2009 Audited Financial Statements

2009 Profit Distribution Plan

2010 Financial Budget Report

Re-appointment of Domestic and International Auditors

Appointment of Directors Amendments to Articles of Association

A notice convening the 2009 annual general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC ( ) on 23 June 2010 (Wednesday) at 9:00 a.m. is set out on pages 1 to 4 of this circular. Whether or not you are able to attend the 2009 annual general meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for holding the 2009 annual general meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy will not preclude you from attending and voting in person at the 2009 annual general meeting or any adjournment thereof (as the case may be) should you so wish.

A shareholder or his or her proxy shall produce necessary proof of identity and provide information which enables the Company to confirm his or her identity as a shareholder. For details, please refer to Part 4 of the Notice of 2009 Annual General Meeting, “Method of registration for the AGM”.

7 May 2010

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of 2009 Annual General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all the members of its board of directors (the “Board”) warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

NOTICE IS HEREBY GIVEN that at the 12th meeting of the sixth session of the Board held on 28 April 2010, it was resolved that the 2009 annual general meeting of the Company (the “AGM”) be held with details as follows:

1. Basic information for convening the AGM

(1) Date and time: Wednesday, 23 June 2010 at 9:00 a.m.;

(2) Venue: Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai, the PRC ( );

(3) Convenor: The Board of the Company; and

(4) Form of voting: On-site poll.

2. Items to be considered at the AGM

(I) ORDINARY RESOLUTIONS

To consider and, if thought fit, pass the following resolutions as ordinary resolutions of the Company:

(1) 2009 Work Report of the Board of the Company;

(2) 2009 Work Report of the Supervisory Committee of the Company;

(3) 2009 Audited Financial Statements of the Company;

(4) 2009 Profit Distribution Plan of the Company;

(5) 2010 Financial Budget Report of the Company;

(6) Re-appointment of KPMG Huazhen as the Company’s domestic auditor for the year 2010 and KPMG as the Company’s international auditor for the year 2010, and to authorize the Board to fix their remuneration; and

(7) Appointment of Mr. Wu Haijun ( ) as director to fill up the vacancy in the sixth session of the Board. The biography of Mr. Wu Haijun is set out in Appendix I.

(II) SPECIAL RESOLUTION

To consider and, if thought fit, pass the following resolution as special resolution of the Company:

(8) To approve the amendments to the articles of association of the Company (the “Articles of Association”) and its appendices proposed by the Board of the Company and authorize the Board of the Company to transact all relevant matters regarding any application, reporting and approval, registration and filing requirements in relation to such amendments to the Articles of Association and its appendices on behalf of the Company, including making appropriate text revisions in accordance with any revision request of any relevant PRC approval authorities and the listing rules of any stock exchanges on which the Company’s securities are listed.

For the proposed amendments to the Articles of Association and its appendices, please refer to the Shanghai Stock Exchange (www.sse.com.cn) and Appendix II to the shareholder circular dispatched to holders of H shares.

3. Attendees of the AGM

(1) Holders of the Company’s shares whose names appear on the register of members of the Company as at close of trading on 20 May 2010 (Thursday) or their proxies are entitled to attend the AGM. Such persons shall complete the notice of attendance and return it to the Company by 31 May 2010 (Monday). For details, please refer to the notice of attendance for the AGM.

(2) Directors, supervisors and senior officers of the Company.

(3) Representatives of professional intermediaries engaged by the Company and guests invited by the Board.

4. Method of registration for the AGM

(1) A shareholder or his or her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his or her capacity as a legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity and the written authorization duly issued by the legal representative of the corporate shareholder or a notarially certified copy of the resolution on authorization adopted by the board of directors of the corporate shareholder or other decision-making bodies, as well as information which enables the Company to confirm the identity of the corporate shareholder concerned.

(2) Please complete the notice of attendance for the AGM. For details, please refer to the notice of attendance for the AGM.

(3) Registration period: 21 to 31 May 2010.

(4) Registration address: please refer to the notice of attendance for the AGM.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jingming Company Secretary

Shanghai, the PRC, 7 May 2010

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Li Honggen, Shi Wei and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

(a) Holders of the Company’s H shares should note that the Company’s register of members in respect of H shares will be closed from 24 May 2010 to 22 June 2010 (both days inclusive), during which no share transfer will be effected. In order to qualify for the final dividends and to vote at the AGM, holders of the Company’s H shares shall lodge the transfer documents and the relevant share certificates with the Company’s H share registrar, Hong Kong Registrars Limited at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, by 4:30 p.m. on 20 May 2010. Holders of American depositary shares whose names appear on the Company’s register of shareholders as of 19 May 2010 will be entitled to the final dividends. The share registration date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be provided in a separate public announcement.

(b) A shareholder entitled to attend and vote at the AGM may appoint a proxy to attend and vote on his or her behalf. A proxy needs not be a shareholder of the Company but must attend the AGM in person. The completion and return of a form of proxy will not preclude any shareholder from attending and voting in person at the AGM of any adjournment thereof (as the case may be).

(c) In accordance with the authority conferred by the Articles of Association, the Chairman of the meeting requests the voting on all aforementioned proposed resolutions to be conducted by way of poll at the AGM. Each shareholder (or his or her proxy) shall be entitled to one vote for each share held.

(d) Holders of the Company’s H shares may only appoint a proxy in writing. The form of proxy should be signed by the person appointing the proxy or by the proxy himself/herself. If the form of proxy is signed by the proxy, it must be certified by a notary. To be valid, the form of proxy or a notarially certified form of proxy must be returned by holders of the Company’s A shares to the Secretary’s Office for the AGM not less than 24 hours prior to the commencement of the AGM. To be valid, the form of proxy or a notarially certified form of proxy must be returned by holders of the Company’s H Shares to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours prior to the commencement of the AGM. A circular containing the information regarding this notice of AGM and the amendments to the Articles of Association and its appendices will be dispatched to the holders of the Company’s H shares together with a form of proxy and a notice of attendance.

(e) The AGM is expected to last for half a day. Shareholders attending the AGM shall be responsible for their own transportation and accommodation expenses.

(f) The address of the Secretary’s Office for the AGM is:

The Secretary’s Office of the Board

Sinopec Shanghai Petrochemical Company Limited

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

APPENDIX I            BIOGRAPHY OF MR. WU HAIJUN

Proposed appointment of Mr. Wu Haijun ( ) as director of the Company

It is noted that Mr. Han Zhihao ( ) resigned from the Board with effect from 28 April 2010.

It is hereby proposed that Mr. Wu Haijun ( ) be appointed as director of the Company to fill up the vacancy on the Board following Mr. Han’s resignation.

Mr. Wu, 47, is Director and President of Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”). Mr. Wu joined Shanghai Petrochemical Complex in 1984 and held various positions including Deputy Director and Director of the Company’s No.2 Chemical Plant as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. He was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch Office of China Petroleum & Chemical Corporation from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of China Petroleum & Chemical Corporation. In April 2010, he was appointed as Director and President of Shanghai Secco.

Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a Bachelor of Engineering degree. In 1997, he obtained an MBA from the China Europe International Business School. He is a senior engineer by professional title.

Mr. Wu did not enter into any service contract with the Company. His term of office shall end in June 2011 and is renewable upon re-election when it expires. As Director of Shanghai Secco, Mr. Wu receives emoluments from Shanghai Secco. He will not receive emoluments from the Company.

Save as disclosed above, Mr. Wu has not held any directorship in other listed public companies in the past three years or any other position within the Company or any of its subsidiaries, is not connected with any directors, senior management or substantial or controlling shareholders of the Company, and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Furthermore there is nothing in respect of Mr. Wu which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Nor is there any other information which needs to be brought to the attention of the shareholders.

Appendix II            Amendments to the Articles of Association and its Appendices

1.	Amendments to the main body of the Articles of Association

Existing Articles	Amended Articles

Article 5 The Company is a permanently existing joint stock company. The capital of the Company is divided into shares. The rights and liabilities of shareholders of the Company are limited to the shares held by them, and the Company is liable for its debts to the extent of its entire capital. The Company is an independent legal person, under the jurisdiction and protection of the laws and regulations of the People’s Republic of China.	Article 5 The Company is a permanently existing joint stock company. The capital of the Company is divided into equal shares. The rights and liabilities of shareholders of the Company are limited to the shares subscribed by them, and the Company is liable for its debts to the extent of its entire assets. The Company is an independent legal person, under the jurisdiction and protection of the laws and regulations of the People’s Republic of China (hereinafter referred to as the “PRC”, and for the purpose of these Articles, excluding Hong Kong, Macau and Taiwan).

Article 6 The Articles of Association were effective from the date of establishment of the Company. Where any amendments of the Company’s Articles of Association relate to the Mandatory Provisions, these shall be effective after approval by special resolution of the shareholders and approval of the company approval department as authorised by the State Council. As from the effective date of the Articles of Association, these Articles constitute the rules governing the organisation and conduct of the Company and become a legally binding document regulating the rights and obligations between the Company and a shareholder and among the shareholders inter se.	Article 6 The Articles of Association were effective from the date of establishment of the Company. As from the effective date of the Articles of Association, these Articles constitute the rules governing the organisation and conduct of the Company and become a legally binding document regulating the rights and obligations between the Company and a shareholder and among the shareholders inter se.

Article 7 The Articles of Association are binding on the Company, its shareholders and senior management including directors, supervisors, general manager, deputy general manager, financial officer and company secretary (hereinafter referred to as “Senior Management”). The aforementioned persons may raise any claims relating to the affairs of the Company with the Company in accordance with the Articles. The Company may take action against the Senior Management in accordance with the Articles. The Company may take action against the shareholders in accordance with the Articles. Shareholders may take action against each other in accordance with the Articles and a shareholder may take action against the Company and Senior Management in accordance with the Articles. For the purposes of this Article, “action” includes court proceedings or application for arbitration proceedings.	Article 7 The Articles of Association are binding on the Company, its shareholders and its directors, supervisors and senior officers. The aforementioned persons may raise any claims relating to the affairs of the Company in accordance with these Articles. The Company may take action against its directors, supervisors and senior officers in accordance with the Articles. The Company may take action against its shareholders in accordance with these Articles. Shareholders may take action against each other in accordance with the Articles and a shareholder may take action against the Company and its directors, supervisors and senior officers in accordance with these Articles. For the purposes of this Article, “action” includes court proceedings or application for arbitration proceedings. Unless the context otherwise requires, the term “senior officers” referred to in these Articles and the appendices attached hereto means the general managers, deputy general managers, financial officers and the secretary to the board of directors of the Company.

Article 8 The Company may invest in other limited liability companies or joint stock companies and is liable to the amount of the investment in these companies. The Company may not become an unlimited liability shareholder in other business entities.	Article 8 The Company may invest in other limited liability companies or joint stock companies and is liable to the amount of the investment in these companies. The company may invest in any other enterprises; provided that, unless the law otherwise requires, the Company shall not act as an investor in any invested enterprise that assumes joint and several liability for the debts owed by such enterprise.

Article 16 The stock of the Company takes the form of shares. Upon the approval of the securities regulatory authority of the State Council, the Company issue shares to investors inside the PRC and investors outside the PRC. Issues of the Company’s stock shall adhere to the principles of openness, fairness and honesty. The aforementioned investors outside the PRC refers to investors in foreign countries, Hong Kong, Macau and Taiwan regions who subscribe for shares of the Company. Investors inside the PRC refers to investors in the PRC, excluding the aforementioned regions, who subscribe for shares of the Company.	Article 16 The stock of the Company takes the form of shares. Upon the approval of the securities regulatory authority of the State Council, the Company may issue shares to investors inside the PRC and investors outside the PRC. The issue of the Company’s stock shall adhere to the principles of openness, fairness and justice. Shares of the same class shall rank pari passu with each other. For the same class of shares offered at the same time, each share shall have the same offer terms and price. For the same class of shares subscribed by any organisation or individual under the same offering, the price payable for each of such share shall be the same. The aforementioned investors outside the PRC refer to investors in foreign countries, Hong Kong, Macau and Taiwan regions who subscribe for shares of the Company. Investors inside the PRC refer to investors in the PRC, excluding the aforementioned regions, who subscribe for shares of the Company.

Article 28 The Company shall prepare balance sheet and inventory of assets when it reduces its capital. The Company shall notify its creditors within then (10) days after the resolution to reduce the capital is passed and shall publish notice in newspapers at least three times within thirty (30) days after the resolution is passed. The creditors shall have the right within thirty (30) days of receiving such notice (or, for creditors who do not receive the notice within ninety (90) days of the date when the notice is first published) to demand repayment of the debts or for a guarantee for repayment of the debts. The share capital shall not be lower than the statutory minimum after the capital reduction.	Article 28 The Company shall prepare balance sheet and inventory of assets when it reduces its capital. The Company shall notify its creditors within then (10) days after the resolution to reduce the capital is passed and shall publish a notice in newspapers designated by the relevant regulatory authorities located at the place where the shares of the Company are listed within thirty (30) days after the resolution is passed. The creditors shall have the right to demand for repayment of the debts or for a guarantee for repayment of the debts within thirty (30) days after receiving such notice (or, for creditors who do not receive the notice, within forty-five (45) days from the date on which the notice is published). The share capital shall not be lower than the statutory minimum after the capital reduction. If the Company reduces its registered capital, it shall amend its registration record filed with the registration authorities of the Company in accordance with the law.

Article 29 Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in the Articles: (1) cancellation of shares for reduction of capital; (2) merger with other companies which hold shares of the Company; (3) granting shares as incentive compensation to the staff of the Company; (4) acquiring the shares of shareholders who vote against any resolution adopted at the general meeting of shareholders on the merger or division of the Company; (5) other circumstances as permitted by law or administrative regulations. The Company shall comply with Articles 30 to 33 in repurchasing its shares.	Article 29 Subject to the approval by the relevant authority, the Company may repurchase its shares in any of the following circumstances in accordance with the procedure provided in these Articles: (1) cancellation of shares for reduction of capital; (2) merger with other companies which hold shares of the Company; (3) granting shares as incentive compensation to the staff of the Company; (4) acquiring the shares of shareholders who vote against any resolution adopted at the general meeting of shareholders on the merger or division of the Company; (5) other circumstances as permitted by law or administrative regulations. The Company shall comply with Articles 30 to 33 in repurchasing its shares. Except in the circumstances set forth above, the Company shall not engage in any activity in connection with trading its own shares.

Article 32 Unless otherwise required by laws, administrative regulations, rules and regulations of authorised departments or these Articles of Association, if the Company repurchases its own shares pursuant to items (1) to (3) of Article 29 of these Articles of Association, resolutions relating thereto shall be adopted at a general meeting of shareholders. If the Company repurchases its own shares in accordance with the preceding paragraph under the circumstances set forth in item (1) of Article 29, the shares so repurchased shall be cancelled within ten days from the repurchase date. In the event of the circumstances set forth in items (2) and (4) of Article 29, the shares so repurchased shall be transferred or cancelled within six months. If the Company repurchases its own shares in accordance with item (3) of Article 29, the shares so repurchased shall not exceed 5% of the total number of shares issued by the Company. The repurchased shares shall be transferred to the employees within one year. If shares are required to be cancelled when they are repurchased in accordance with the law, the Company shall apply to the Company’s original registration authorities to register the alteration of the registered capital of the Company. The share capital of the Company shall be reduced by the aggregate par value of the cancelled shares accordingly.	Article 32 Unless otherwise required by laws, administrative regulations, rules and regulations of authorised departments or these Articles of Association, if the Company repurchases its own shares pursuant to items (1) to (3) of Article 29 of these Articles of Association, resolutions relating thereto shall be adopted at a general meeting of shareholders. If the Company repurchases its own shares in accordance with the preceding paragraph under the circumstances set forth in item (1) of Article 29, the shares so repurchased shall be cancelled within ten days from the repurchase date. In the event of the circumstances set forth in items (2) and (4) of Article 29, the shares so repurchased shall be transferred or cancelled within six months. If the Company repurchases its own shares in accordance with item (3) of Article 29, the shares so repurchased shall not exceed 5% of the total number of shares issued by the Company. Funds used for any repurchase shall be paid out of the after tax profits of the Company. The repurchased shares shall be transferred to the employees within one year. If shares are required to be cancelled when they are repurchased in accordance with the law, the Company shall apply to the Company’s original registration authorities to register the alteration of the registered capital of the Company. The share capital of the Company shall be reduced by the aggregate par value of the cancelled shares accordingly.

Article 38 The Company shall have a securities seal in Hong Kong for the purpose of authenticating the issue of H share certificates. The Company’s shares may be transferred, gifted, inherited or charged in accordance with the stipulations of relevant laws, administrative regulations, rules and regulations of authorised departments and the Articles. The transfer and assignment of shares must be registered with the share registration organ authorised by the Company.	Article 38 The Company shall have a securities seal in Hong Kong for the purpose of authenticating the issue of H share certificates. The Company’s shares may be transferred, gifted, inherited or pledged in accordance with the stipulations of relevant laws, administrative regulations, rules and regulations of authorised departments and these Articles. The transfer and assignment of shares must be registered with the share registration organ authorised by the Company.

Article 48 The board of directors shall fix a date as the date for the determination of shareholders for the purposes of holding shareholders’ general meetings, distribution of dividends, liquidation and for other activities requiring determination of shareholders. Shareholders whose names are registered in the register of shareholders at the close of business on the date of determination shall be the shareholders of the Company.	Article 48 The board of directors or the convenor of a shareholders’ general meeting shall fix a date as the date for the determination of shareholders for the purposes of holding shareholders’ general meetings, distribution of dividends, liquidation and for other activities requiring determination of shareholders. Shareholders whose names are registered in the register of shareholders at the close of business on the date of determination shall be the shareholders of the Company.

Article 54 Holders of ordinary shares shall have the following rights: (1) to receive dividends or other forms of distribution proportional to their shareholding; (2) to attend general meetings of shareholders in person or by proxy and vote proportional to their shareholding; (3) to supervise the business operations and activities of the Company and to make suggestions or raise questions; (4) to transfer, gift or charge shares in accordance with law, administrative regulations and these Articles; (5) upon providing with evidence of the class and number of shares of the Company held, and following confirmation of the shareholder’s identity by the Company, to receive information in accordance with laws, administrative regulations and the Company Articles, including: 1. to obtain a copy of the Company Articles after payment of charges at cost; 2. to inspect and copy for reasonable charges: (i) all parts of the shareholders’ register; (ii) particulars of Senior Management of the Company including:	Article 54 Holders of ordinary shares shall have the following rights: (1) to receive dividends or other forms of distribution proportional to their shareholding; (2) to request, call on, preside and attend general meetings of shareholders in person or by proxy in accordance with the law and to exercise their corresponding voting rights; (3) to supervise the business operations and activities of the Company and to make suggestions or raise questions; (4) to transfer, gift or pledge shares in accordance with law, administrative regulations and these Articles; (5) upon providing with evidence of the class and number of shares of the Company held, and following confirmation of the shareholder’s identity by the Company, to receive information in accordance with laws, administrative regulations and these Articles, including: 1. to obtain a copy of the Articles of Association after payment of charges at cost; 2. to inspect and copy for reasonable charges: (i) all parts of the shareholders’ register; (ii) particulars of the directors, supervisors and senior officers of the Company including: (a) present and past names and aliases; (b) principal residential address; (c) nationality;

(a) present and past names and aliases; (b) principal residential address; (c) nationality; (d) primary and all other business occupations;

(e) identity document and its number; (iii) the share capital of the Company; (iv) stubs of company bonds; (v) reports showing the number and par value of shares repurchased by the Company since the end of the last financial year, the aggregate amount paid by the Company for the shares and the maximum and minimum price paid in respect of each class of shares repurchased; (vi) minutes of shareholders’ meetings, resolutions of the board of directors and resolutions of the supervisory committee; (vii) the Company’s regular reports and extraordinary reports; (6) to receive the distribution of residual assets of the Company in proportion to their shareholding upon winding up or liquidation of the Company; (7) where resolutions of the shareholders’ general meeting violate the provisions of laws or administrative regulations, and infringe the lawful rights and interests of shareholders, shareholders have the right to bring an action to request the ceasing of the abovementioned violation or infringement, and have the right to request the Company to take action seeking compensation; (8) to have other rights granted by law, administrative regulations and the Company Articles.	(d) primary and all other business occupations; (e) identity document and its number; (iii) the share capital of the Company; (iv) stubs of company bonds; (v) reports showing the number and par value of shares repurchased by the Company since the end of the last financial year, the aggregate amount paid by the Company for the shares and the maximum and minimum price paid in respect of each class of shares repurchased; (vi) minutes of shareholders’ meetings, resolutions of the board of directors, resolutions of the supervisory committee and financial and accounting reports. (6) to receive the distribution of residual assets of the Company in proportion to their shareholding upon winding up or liquidation of the Company; (7) to request the Company to acquire their shares if the shareholders disapprove any resolution passed at the shareholders’ general meeting on the merger or demerger of the Company; (8) where resolutions of the shareholders’ general meeting or the board of directors violate the provisions of laws or administrative regulations, and infringe the lawful rights and interests of shareholders, to have the right to bring an action to request the ceasing of the abovementioned violation or infringement and the right to request the Company to take action seeking compensation; (9) to have other rights granted by laws, administrative regulations and the Articles of Association.

Article 56 The Controlling Shareholder and beneficial controllers of the Company have fiduciary duties toward the Company, its public shareholders and other shareholders. The Controlling Shareholder shall exercise its rights as shareholder strictly in compliance with the law. The Controlling Shareholder shall not jeopardize the lawful interests of the Company, public shareholders and other shareholders by way of connected transactions, profit allocation, asset reorganization, external investments, fund misappropriation and borrowing undertaking, nor shall it jeopardize the interests of the Company, public shareholders and other shareholders by utilizing its controlling position. In addition to obligations imposed by law, administrative regulations or required by rules of the stock exchanges on which the shares of the Company are listed, a Controlling Shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some of the shareholders of the Company: (1) to relieve a director or a supervisor of his duty to act honestly in the best interests of the Company; (2) to approve the expropriation by a director or supervisor for his own benefit or for the benefit of another person) in any guise of the Company’s assets, including without limitation any opportunities which are favourable to the Company; (3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including without limitation rights to distribution and voting rights save and except pursuant to restructuring submitted to shareholders for approval in accordance with these Articles.	Article 56 The Controlling Shareholders and the de facto controllers of the Company shall not take the advantage of its connected relationship to impair the Company’s interest. Any of the above shareholders or persons who violates such provisions and causes losses to the Company shall be liable for damages. The Controlling Shareholders and beneficial controllers of the Company have fiduciary duties toward the Company, its public shareholders and other shareholders. A Controlling Shareholder shall exercise its rights as shareholder strictly in compliance with the law. A Controlling Shareholder shall not jeopardize the lawful interests of the Company, public shareholders and other shareholders by way of connected transactions, profit allocation, asset reorganization, external investments, fund misappropriation and provision of guarantee for loans, nor shall it jeopardize the interests of the Company, public shareholders and other shareholders by utilizing its controlling position. In addition to obligations imposed by laws, administrative regulations or required by rules of the stock exchanges on which the shares of the Company are listed, a Controlling Shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of the shareholders generally or of some of the shareholders of the Company: (1) to relieve a director or a supervisor of his duty to act honestly in the best interests of the Company; (2) to approve the expropriation by a director or supervisor for his own benefit or for the benefit of another person) in any guise of the Company’s assets, including without limitation any opportunities which are favourable to the Company; (3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual rights of other shareholders, including without limitation rights to distribution and voting rights save and except pursuant to restructuring submitted to shareholders for approval in accordance with these Articles.

Article 57 For the purpose of the foregoing article, a “Controlling Shareholder” refers to a person who satisfies one of the following conditions: (1) he alone or acting in concert with others has the power to elect more than half of the board; (2) he alone or acting in concert with others has the power to exercise or to control the exercise of thirty per cent. (30%) or more of the voting rights in the Company; (3) he alone or acting in concert with others holds thirty per cent. (30%) or more of the issued and outstanding shares of the Company; (4) he alone or acting in concert with others in any other manner de facto controls the Company. For the purposes of the foregoing Article, the term “de facto controllers” means the persons, not being shareholders of the Company, who are able to exercise de facto control over the acts of the Company through an investment relationship, agreement or other arrangement. For the purposes of this Article, “acting in concert” means two or more persons who have reached agreement (whether orally or in writing) to achieve or consolidate control of the Company through the acquisition by any of them of voting rights in the Company.	Article 57 For the purpose of these Articles, a “Controlling Shareholder” refers to a person who satisfies one of the following conditions: (1) he alone or acting in concert with others has the power to elect half or more than half of the members of the board; (2) he alone or acting in concert with others has the power to exercise or to control the exercise of thirty per cent. (30%) or more of the voting rights in the Company; (3) he alone or acting in concert with others holds thirty per cent. (30%) or more of the issued and outstanding shares of the Company; (4) he alone or acting in concert with others in any other manner de facto controls the Company. For the purposes of these Articles, the term “de facto controllers” means the persons, not being shareholders of the Company, who are able to exercise de facto control over the acts of the Company through an investment relationship, agreement or other arrangement. For the purposes of these Articles, the term “connected relationship” means the relationship between the controlling shareholder, de facto controllers, directors, supervisors and senior officers of the Company and any enterprise directly or indirectly under his or her control, and any other relationship that may result in the transfer of the Company’s interests. However, enterprises in which the State has a controlling interest shall not be treated as having a connected relationship merely due to the controlling interest held by the State. For the purposes of this Article, “acting in concert” means two or more persons who have reached agreement (whether orally or in writing) to achieve or consolidate control of the Company through the acquisition by any of them of voting rights in the Company.

Article 58 The shareholders’ general meeting is the Company’s authoritative organisation which exercises its powers in accordance with law.	Article 58 The shareholders’ general meeting is the Company’s authoritative organisation which exercises its powers in accordance with law. The Company shall formulate the Rules of Procedure for the Shareholders’ General Meetings and shall implement the same upon approval at a shareholders’ general meeting. The Rules of Procedure for the Shareholders’ General Meetings shall include the following: (1) Functions and powers of the shareholders’ general meeting; (2) Delegation of powers to the board of directors by the shareholders’ general meeting; (3) The procedures to convene a shareholders’ general meeting, including the proposal and collection of motions, notice and change of the notice of the meeting, registration of the meeting, convening the meeting, voting and resolutions, adjournment of the meeting, post-meeting matters and public announcement etc.; (4) any other issues which the shareholders’ general meeting considers necessary. The Rules of Procedure for the Shareholders’ General Meetings shall form an integral part of, and shall have the same legal effect as, these Articles. The Rules of Procedure for the Shareholders’ General Meetings shall be drafted by the board of directors and approved at a shareholders’ general meeting.

Article 59 The shareholders’ meetings exercise the following powers: (1) to decide on the Company’s operational policies and investment plans; (2) to elect and replace directors and decide on matters relating to the remuneration and liability insurance of directors; (3) to elect and replace the supervisors who are representatives of the shareholders and decided on matters relating to the remuneration and liability insurance of supervisors; (4) to examine and approve reports of the board of directors; (5) to examine and approve reports of the supervisory committee; (6) to examine and approve the Company’s proposed annual financial budget and final accounts; (7) to examine and approve the Company’s profit distribution plan and plan for recovery of losses; (8) to decide on increases in or reductions of the Company’s registered capital; (9) to decided on issues such as merger, division, dissolution, liquidation or changing of the form of the Company and other matters; (10) to decide on the issue of bonds by the Company; (11) to decide on the appointment, dismissal or termination of appointment of auditors; (12) to amend the Articles of the Company; (13) to review any requisition by the supervisory committee or by shareholders holding shares with five per cent. (5%) or more of the total voting rights of the Company; (14) to examine and approve matters relating to guarantees stipulated in Article 60; (15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (16) to examine and approve changes in the use of proceeds; (17) to examine and approve share incentive schemes;	Article 59 The shareholders’ meetings exercise the following powers: (1) to decide on the Company’s operational policies and investment plans; (2) to elect and replace directors and decide on matters relating to the remuneration of directors; (3) to elect and replace the supervisors who are not employee representatives and decided on matters relating to the remuneration of supervisors; (4) to examine and approve reports of the board of directors; (5) to examine and approve reports of the supervisory committee; (6) to examine and approve the Company’s proposed annual financial budgets and final accounts; (7) to examine and approve the Company’s profit distribution plans and plans for making up losses; (8) to decide on increases in or reductions of the Company’s registered capital; (9) to decided on issues such as merger, division, dissolution, liquidation or changing of the form of the Company and other matters; (10) to decide on the issue of bonds by the Company; (11) to decide on the appointment, dismissal or termination of appointment of auditors; (12) to amend the Articles of Association; (13) to review any requisition by the board of directors, supervisory committee or shareholders holding shares with 3% or more of the total voting rights of the Company; (14) to examine and approve matters relating to guarantees stipulated in Article 60 of the Articles of Association; (15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (16) to examine and approve changes in the use of proceeds; (17) to examine and approve share incentive schemes; (18) to authorise and entrust the board of directors to handle any matters authorised and entrusted thereto;

(18) to authorise and entrust the board of directors to handle any matters authorised and entrusted thereto; (19) to resolve other matters of the Company as required to be resolved in shareholders’ meetings in accordance with these Articles, the “Rules On Shareholders Meetings” and other laws, administrative regulations or rules and regulations of the authorised departments. Where matters are required to be resolved in shareholders’ meetings in accordance with laws, administrative regulations, rules and regulations of authorised departments, these Articles or the Rules On Shareholders Meetings, the directors should convene a shareholders’ meeting to approve such matters, in order to guarantee shareholders’ rights of decision-making. Except to the extent that the functions and powers of a shareholders’ meeting are prohibited to be exercised on its behalf by the board of directors or other authorities and individuals by way of authorization as provided for in the laws, administrative regulations, rules and regulations of authorised departments, if the circumstances reasonably require, where it is not possible or not necessary for specific matters related to the resolutions to be by the shareholders’ meeting, the shareholders’ meeting may authorise the board of directors to make decisions within the scope of the authority entrusted by the shareholders’ meeting. Where the resolution in relation to which the shareholders’ meeting authorises the board of directors is an ordinary resolution, then one-half of the shareholders attending the meeting (in person or by proxy) must approve the authorisation. If it is a special resolution, then two-thirds of the shareholders attending the meeting (in person or by proxy) must approve the authorisation. The content of the authorisation must be clear and specific.	(19) to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorised departments, these Articles and the Rules of Procedures for Shareholders’ General Meetings. Where matters are required to be resolved in shareholders’ meetings in accordance with laws, administrative regulations, rules and regulations of authorised departments, these Articles and the Rules of Procedures for Shareholders’ General Meetings, the board of directors should convene a shareholders’ meeting to review such matters in order to protect shareholders’ rights of decision-making. Except to the extent that the functions and powers of a shareholders’ meeting are prohibited to be exercised on its behalf by the board of directors or other authorities and individuals by way of authorization as provided for in the laws, administrative regulations, rules and regulations of authorised departments, if the circumstances reasonably require, where it is not possible or not necessary for specific matters related to the resolutions to be by the shareholders’ meeting, the shareholders’ meeting may authorise the board of directors to make decisions within the scope of the authority entrusted by the shareholders’ meeting. Where the resolution in relation to which the shareholders’ meeting authorises the board of directors is an ordinary resolution, then a majority of the shareholders attending the meeting (in person or by proxy) must approve the authorisation. If it is a special resolution, then two-thirds or more of the shareholders attending the meeting (in person or by proxy) must approve the authorisation. The content of the authorisation must be clear and specific.

Article 61 Unless prior approval by special resolution of the shareholders’ meeting is obtained, the Company shall not enter into any contract with any person other than the Senior Management of the Company to entrust the management of all or a material part of the businesses of the Company to such person.	Article 61 Unless prior approval by special resolution of the shareholders’ meeting is obtained, the Company shall not enter into any contract with any person other than a director, supervisor or the senior officer of the Company to entrust the management of all or a material part of the businesses of the Company to such person.

Article 62 General meetings of shareholders shall be divided into annual general meetings and extraordinary general meetings, convened by board of directors. An annual general meeting must be convened once each year, and held within six months after the end of each financial year. The directors shall convene an extraordinary general meeting within two months of any of the following circumstances: (1) the number of the directors is less than the number required by the Company Law or less than two-thirds required by these Articles; (2) the unrecovered losses of the Company’s capital reach one-third of the Company’s total share capital; (3) upon written requisition by the shareholders holding shares with ten per cent. (10%) or more of the total voting rights of the Company (not including proxies); (4) when deemed necessary by the board of directors or proposed by the supervisors; (5) when required by the Articles. In paragraph (3) above, shareholdings will be calculated as of the day upon which the written requisition is made.	Article 62 General meetings of shareholders shall be divided into annual general meetings and extraordinary general meetings, and shall be convened by the board of directors. An annual general meeting must be convened once every year, and held within six months after the end of each financial year. The board of directors shall convene an extraordinary general meeting within two months of any of the following circumstances: (1) the number of the directors is less than the number required by the Company Law or less than two-thirds required by these Articles; (2) the unrecovered losses of the Company’s capital reach one-third of the Company’s paid-up share capital; (3) upon written requisition by the shareholders individually or jointly holding ten per cent. (10%) or more of the issued and outstanding voting shares of the Company; (4) when deemed necessary by the board of directors or proposed by the supervisors; (5) in other circumstance as required by the laws, administrative regulations, departmental rules or these Articles. In paragraph (3) above, shareholdings will be calculated as of the day upon which the written requisition is made.

Article 64 The Supervisory Committee and shareholders who individually or together hold shares with five per cent. (5%) or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders’ meetings. Motions for shareholders’ meetings shall comply with the following conditions: (1) the contents does not conflict with laws, regulations and the Articles, and is within the business scope of the company and the powers of the shareholders’ meeting; (2) there is a clear subject and specific resolution; (3) it is submitted or delivered in writing to the board of directors.	Article 64 When the Company convenes a shareholders’ general meeting, the board of directors, supervisory committee and shareholders who individually or jointly hold shares with three per cent. (3%) or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders’ meetings. Shareholders who individually or jointly hold three per cent. (3%) or more of the shares of the Company may propose and submit in writing an extraordinary motion to the convener ten (10) days prior to the convening of the shareholders’ general meeting. The convener shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of such motion and shall make an announcement on the content of the extraordinary motion. Except for those provided for in the preceding paragraph, the convener shall neither amend the motion specified in the notice of the shareholders’ general meeting nor add any new motion after the issuance of the notice of the shareholders’ general meeting. Motions for shareholders’ meetings shall comply with the following conditions: (1) the contents do not conflict with laws, regulations and the Articles, and is within the business scope of the company and the powers of the shareholders’ meeting; (2) there is a clear subject and specific resolution; (3) it is submitted or delivered in writing to the board of directors. Motions which are not specified in the notice of the shareholders’ general meeting or do not comply with the requirements set forth in the preceding paragraphs shall not be voted or resolved at a shareholders’ general meetings.

Article 66 Where the board of directors decides not to include a motion in the agenda of the shareholders’ meeting, it should provide an explanation at the shareholders’ meeting, and after the shareholders’ meeting include the motion and the board of directors’ explanations in the public announcement setting out the resolutions of the shareholders’ meeting.	Deleted

Article 67 Where a shareholder who has raised a motion complying with the necessary conditions objects to the board of directors not including a motion in the agenda of a shareholders’ meeting, such shareholder may convene an extraordinary shareholders’ meeting in accordance with the procedure set out in these Articles.	Deleted

Article 68, second paragraph The Company convened a general meeting of shareholders to consider and approve Article 95 of the Articles that is related to the resolutions of public shareholders. The Company shall reannounce the notice of the general meeting of shareholders within three days after the date of share registration notwithstanding that a notice of the general meeting of shareholders has been issued.	Article 66, second paragraph The Company convened a general meeting of shareholders to consider and approve Article 93 of the Articles that is related to the resolutions of public shareholders. The Company shall reannounce the notice of the general meeting of shareholders within three days after the date of share registration notwithstanding that a notice of the general meeting of shareholders has been issued.

Article 71, item (6) A notice of shareholders’ meeting shall: (6) contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor, general manager or any senior officer of the Company in the transaction in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders so far as it is different from the effect on the interest of shareholders of the same class;	Article 69, item (6) A notice of shareholders’ meeting shall: (6) contain a disclosure of the nature and extent, if any, of material interests of any director, supervisor and the senior officer of the Company in the business to be transacted and the effect of the business to be transacted on them in their capacity as shareholders so far as it is different from the effect on the interest of shareholders of the same class;

Article 74 After a notice of shareholders’ meeting has been despatched, the meeting may not be postpone without cause. If the Company must postpone a shareholders’ meeting due to special circumstances, it must issue an announcement of the postponement at least five (5) business days prior to the date of the original shareholders’ meeting. In the announcement of the postponement, the board of directors explain the reason for the postponement and the date of the postponed meeting. If the Company postpones a shareholders’ meeting, it must not alter the original record date for shareholders entitled to attend the meeting.	Article 72 If a meeting convenor has issued a notice for convening a shareholders’ meeting, the meeting may not be postponed or cancelled without cause and the motions specified in the notice of the shareholders’ general meeting shall not be cancelled. In the event of any delay or cancellation of the shareholders’ general meeting, the meeting convenor shall issue an announcement and explain the reasons for such delay or cancellation at least two (2) working days prior to the date on which the shareholders’ general meeting has been scheduled to convene.

Article 76 Any shareholder entitled to attend and vote at a meeting of the Company shall be entitled to appoint one or more other persons (whether a shareholder or not) as his proxies to attend and vote for and on behalf of him, and a proxy so appointed: (1) shall have the same right as the shareholder to speak at the meeting; (2) may demand or join in demanding a poll; (3) may vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Where a shareholder is a recognised clearing house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the shareholder may authorise one or more suitable person to act as its representative at any shareholders’ meeting or at any class meeting; however, if more than one person is authorised, the power of attorney shall clearly indicate the number and type of shares related to such authorisation. The persons who have received such authorisation may exercise the rights on behalf of the recognised clearing house (or its proxy), as if such persons were individual shareholders of the Company.	Article 74 All shareholders who are listed on the Company’s register as of the record date or their proxies shall be entitled to attend the shareholders’ general meeting and exercise their voting rights in accordance with the relevant laws and regulations and these Articles. Any shareholder entitled to attend and vote at a meeting of the Company may attend the meeting in person or appoint one or more than one person (whether a shareholder or not) as his proxy/proxies to attend and vote for and on behalf of him, and the proxy so appointed: (1) shall have the same right as the shareholder to speak at the meeting; (2) may demand or join in demanding a poll; (3) may vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Where a shareholder is a recognised clearing house as defined in the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), the shareholder may authorise one or more suitable person to act as its representative at any shareholders’ meeting or at any class meeting; however, if more than one person is authorised, the power of attorney shall clearly indicate the number and type of shares related to such authorisation. The persons who have received such authorisation may exercise the rights on behalf of the recognised clearing house (or its proxy), as if such persons were individual shareholders of the Company.

Article 78 The proxy instrument issued by a shareholder authorising a proxy to attend a shareholders’ meeting shall set out the following information: (1) the name of the proxy; (2) the number of shares represented by the proxy; (3) whether or not the proxy shall exercise voting rights; (4) indicate in relation to each motion on the agenda of the shareholders’ meeting directions to vote for or against; (5) indicate whether the proxy has the power to vote in respect of any ad hoc motions raised at the meeting, and if so specific directions in relation to the exercise of such voting rights; (6) date, and period of validity; (7) the signature (or seal) of the appointer or by the person duly authorised in writing to appoint such proxy; where the appointer is a legal shareholder, the seal of the legal entity or the signature of the director or the person duly authorised. If the shareholder does not make any specific direction, the proxy instrument must clearly indicate that the proxy may vote as it sees fit.	Article 76 is hereby proposed to be amended as follows: The proxy instrument issued by a shareholder authorising a proxy to attend a shareholders’ meeting shall set out the following information: (1) the name of the proxy; (2) the number of shares represented by the proxy; (3) whether or not the proxy shall exercise voting rights; (4) indicate in relation to each motion on the agenda of the shareholders’ meeting directions to vote for or against; (5) date, and period of validity; (6) the signature (or seal) of the appointer or by the person duly authorised in writing to appoint such proxy; where the appointer is a legal person shareholder, the seal of the legal person entity or the signature of the director or the person duly authorised shall be affixed. If the shareholder does not make any specific direction, the proxy instrument must clearly indicate that the proxy may vote as it sees fit.

Article 85 When convening a general meeting of shareholders, all directors, supervisors and the secretary of the board of directors of the Company shall attend the meeting. The general manager and other senior officers shall attend the meeting as participants.

Article 83 When convening a general meeting of shareholders, all directors, supervisors and the secretary of the board of directors of the Company shall attend the meeting. Other senior officers shall attend the meeting as non-voting attendees.

Article 87 Subject to Article 92, shareholders (including proxies) shall, on a poll, have voting rights corresponding to the number of shares held by them which carry voting rights and, other than in cases of cumulative voting set out in Article 123, each such share shall have one vote.	Article 85 Subject to Article 90, shareholders (including proxies) shall, on a poll, have voting rights corresponding to the number of shares held by them which carry voting rights and, other than in cases of cumulative voting set out in Article 121, each such share shall have one vote. The shares held by the Company itself shall not be attached with voting rights. Such shares shall not be counted in the total number of voting shares held by shareholders attending the shareholders’ general meetings.

Article 92, second and third paragraphs An ordinary resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing more than half of the voting rights present at the meeting. A special resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing more than two-thirds of the voting rights present at the meeting.	Article 90, second and third paragraphs An ordinary resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing a majority or more of the voting rights present at the meeting. A special resolution by a shareholders’ general meeting shall require the approval of shareholders (including proxies) representing two-thirds or more of the voting rights present at the meeting.

Article 93, item (3) The following matters shall be adopted by ordinary resolution at shareholders’ general meetings: (3) the appointment or removal of the members of the board of directors and members of the supervisory committee appointed by shareholders and their remuneration, method of payment and liability insurance;	Article 91, item (3) The following matters shall be adopted by ordinary resolution at shareholders’ general meetings: (3) the appointment or removal of the members of the board of directors and members of the supervisory committee who are not employee representatives and their remuneration and method of payment;

Article 94 The following matters shall be resolved by special resolution at shareholders’ general meetings: (1) increase or reduce the Company’s share capital and the issue of any type of shares, warrants and other similar securities; (2) issue of corporate bonds; (3) division, merger, dissolution or liquidation of the Company; (4) amendments to the Company Articles; (5) the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (6) share incentive schemes; (7) other matters which are resolved by shareholders by ordinary resolution and are considered by the shareholders to be material to the Company and are required to be passed by special resolution.	Article 92 The following matters shall be resolved by special resolution at shareholders’ general meetings: (1) increase or reduction of the Company’s share capital and the issue of any type of shares, warrants and other similar securities; (2) issue of corporate bonds; (3) division, merger, dissolution, liquidation or the change of the form of the Company; (4) amendments to the Articles of Association; (5) the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (6) share incentive schemes; (7) other matters which are required under the laws, administrative regulations or these Articles, and which are resolved by shareholders by ordinary resolution that are considered by the shareholders to be material to the Company and are required to be passed by special resolution.

Article 97 The chairman of the board shall convene and preside over general meetings of shareholders. If the chairman of the board is unable to attend the meeting, the vice-chairman of the board shall convene and act as the chairman of the shareholders’ meeting. If both the chairman and vice-chairman are unable to attend the meeting, the chairman of the board shall designate a director of the Company to preside over the shareholders’ meeting on his behalf. If no chairman has been so designated, the shareholders present at the meeting shall choose one of their members to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of shares carrying the right to vote present in person or by proxy at the meeting shall preside as the chairman.	Article 95 The chairman of the board shall preside over general meetings of shareholders. If the chairman of the board is unable to or does not perform his or her duties, the vice-chairman of the board of directors (and in case the Company has two or more vice-chairmen of the board of directors, the vice-chairman of the board of directors jointly elected by half or more of the total number of directors) shall preside over and chair the meeting. If the vice-chairman of the board of directors is unable to or does not perform his or her duties, a director jointly elected by half or more of the total number of directors shall preside over and chair the meeting. A shareholders’ general meeting convened by the supervisory committee on their own shall be presided by the chairman of the supervisory committee. If the chairman of the supervisory committee is unable to or does not perform his or her duties, the vice-chairman of the supervisory committee shall preside over the meeting. If the vice-chairman of the supervisory committee is unable to or does not perform his or her duties, a supervisor jointly elected by half or more of the total number of supervisors shall preside over the said meeting. If a shareholders’ general meeting is convened by the shareholders on their own, the convener shall elect a representative to preside over the meeting. When convening a shareholders’ general meeting, if the person presiding over the meeting violates the rules of procedure resulting that the shareholders’ general meeting becomes unable to proceed, a person may, subject to the consent of a majority of the shareholders with voting rights attending the meeting at the scene, be elected at the shareholders’ general meeting to act as the person presiding the shareholders’ general meeting so that the meeting may be proceeded.

Article 102, item (2) of the first paragraph Minutes of a general meeting of shareholders shall be kept and such minutes shall be prepared by the secretary of the board of directors. Minutes of general meetings of shareholders should set out the following: (2) the name of the chairman of the meeting as well as those of the directors, supervisors, general manager and other senior officers who attend the meeting as attendees and participants;	Article 100, item (2) of the first paragraph Minutes of a general meeting of shareholders shall be kept and such minutes shall be prepared by the secretary of the board of directors. Minutes of general meetings of shareholders should set out the following: (2) the name of the chairman of the meeting as well as those of the directors, supervisors, and senior officers who attend the meeting as attendees and non-voting attendees;

Article 107 If a motion in respect of the distribution of cash or bonus shares, or in connection with the capital increase by conversion from common reserve funds, is adopted at a general meeting of shareholders, the Company shall implement such distribution within two months of the relevant general meeting.	Article 105 If a motion in respect of the distribution of cash or bonus shares, or in connection with the capital increase by conversion from common reserve funds is adopted at a general meeting of shareholders, the Company shall implement such distribution within two (2) months of the relevant general meeting. If the above motion is a profit distribution proposal, the board of directors of the Company is required to complete the distribution of dividends (or shares) within two (2) months after convening the shareholders’ general meeting.

Article 109 Rights conferred on any class shareholder (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by shareholders of that class at a separate shareholders’ meeting held in accordance with Articles 111 to 115.	Article 107 Rights conferred on any class shareholder (“class rights”) may not be varied or abrogated unless approved by a special resolution of shareholders in general meeting and by shareholders of that class at a separate shareholders’ meeting held in accordance with Articles 109 to 113.

Article 111, first paragraph Shares of the affected class, whether or not otherwise carrying the right to vote at general meetings, shall nevertheless carry the right to vote at class meetings in respect of matters concerning Articles 110(2) to 110(8), Articles 110(11) to 110(12), but Interested Shareholder(s) shall not be entitled to vote at class meetings.	Article 109, first paragraph Shares of the affected class, whether or not otherwise carrying the right to vote at general meetings, shall nevertheless carry the right to vote at class meetings in respect of matters concerning Articles 108(2) to 108(8), Articles 108(11) to 108(12) of these Articles, but Interested Shareholder(s) shall not be entitled to vote at class meetings.

Article 112 Resolutions of any class shareholders’ meeting shall be made by more than two-thirds of the votes of the shareholders whose shares carry rights to vote of that class present at that meeting in accordance with Article 110.	Article 110 Resolutions of any class shareholders’ meeting shall be made by two-thirds or more of the votes of the shareholders whose shares carry rights to vote of that class present at that meeting in accordance with Article 109 of these Articles.

Article 116, item (2) of the fourth paragraph Each specialist committee shall have the following basic responsibilities: (2) Major responsibilities of the remuneration committee are: (i) to consider the standards of evaluation of directors, general manager and other senior officers, to conduct evaluation and to provide recommendations in connection therewith; and (ii) to consider and develop the remuneration policies and proposals for the directors, general manager and other senior officers. The board of directors shall have one or more directors as executive directors. The executive directors shall be responsible for matters as entrusted by the board.	Article 114, item (2) of the fourth paragraph Each specialist committee shall have the following basic responsibilities: (2) Major responsibilities of the remuneration committee are: (i) to consider the standards of evaluation of directors and senior officers, to conduct evaluation and to provide recommendations in connection therewith; and (ii) to consider and develop the remuneration policies and proposals for the directors and senior officers.

Article 118 Directors shall be natural persons, and are not required to hold shares in the Company. Directors shall be elected by shareholders at shareholders’ general meetings. The term of office of the directors shall be three (3) years. The directors may be re-elected after the expiration of their term, however independent directors may not serve for terms exceeding six (6) years. The chairman and vice-chairman shall be appointed and removed from office by more than half of all the directors. The term of office of the chairman and vice-chairman shall be three years and they may be re-elected after the expiration of their term.	Article 116 Directors shall be natural persons, and are not required to hold shares in the Company. Directors shall be elected by shareholders at shareholders’ general meetings. The term of office of the directors shall be three (3) years, which commences from the date on which such directors serve their term of office until the end of the current session of the board of directors. The directors may be re-elected after the expiration of their term, however independent directors may not serve for terms exceeding six (6) years. Newly appointed directors or supervisors shall serve their respective term of office immediately after a shareholders’ general meeting is closed or at such time as may be specified in a resolution adopted at the shareholders’ general meeting. If the term of the directors expires but re-election has not been conducted in time, the existing directors shall continue to perform their directors’ duties in accordance with the laws, administrative regulations, the rules and regulations of the competent authorities together with these Articles and the appendices attached hereto until the re-elected directors serve their respective term of office. The chairman and vice-chairman shall be appointed and removed from office by more than half of all the directors. The term of office of the chairman and vice-chairman shall be three years and they may be re-elected after the expiration of their term.

Article 119 The candidates for election as directors shall be placed as a resolution before a general meeting of shareholders. Candidates for independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding one per cent. (1%) or more of the Company’s shares, and shall be elected by the shareholders at shareholders’ general meetings. Candidates for directors other than independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding shares with voting rights representing five per cent. (5%) or more of the Company’s shares, and shall be elected by the shareholders at shareholders’ general meetings.	Article 117 The candidates for election as directors shall be placed as a resolution before a general meeting of shareholders. Candidates for independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding one per cent. (1%) or more of the issued shares of the Company, and shall be elected by the shareholders at shareholders’ general meetings. Candidates for directors other than independent directors may be nominated by the board of directors, supervisory committee or shareholders individually or together holding three per cent. (3%) or more of the total voting rights of the Company, and shall be elected by the shareholders at shareholders’ general meetings.

Article 120, items (3) and (4) The following procedure must be followed prior to electing independent directors: (3) If the nomination of a candidate for independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraphs (1) and (2) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors. (4) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of an independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraphs (1) and (2) of this Article, shall be delivered to the Company during a period of not less than seven (7) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than seven (7) days before the date of such annual general meeting of shareholders.	Article 118, items (3) and (4) The following procedure must be followed prior to electing independent directors: (3) If the nomination of a candidate for independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraphs (1) and (2) of this Article shall be made public together with the resolutions of the board of directors or the notice of the shareholders’ general meeting. (4) If shareholders alone or together holding three per cent. (3%) or more of the voting rights of the Company or the supervisory committee proposes a motion at the annual general meeting of shareholders for the election of a candidate for an independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraphs (1) and (2) of this Article, shall be delivered to the Company during a period of not less than ten (10) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than ten (10) days before the date of such shareholders’ general meeting.

Article 121, items (2) and (3) Prior to electing non-independent directors, the following procedure should be followed: (2) If the nomination of a candidate for non-independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors. (3) If shareholders alone or together holding five per cent. (5%) or more of the voting rights of the Company or the supervisory committee propose a motion at the annual general meeting of shareholders for the election of a non-independent director, then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company during a period of not less than seven (7) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than seven (7) days before the date of such annual general meeting of shareholders.	Article 119, items (2) and (3) Prior to electing non-independent directors, the following procedure should be followed: (2) If the nomination of a candidate for non-independent director occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be made public together with the resolutions of the board of directors or the notice of the shareholders’ general meeting. (3) If shareholders alone or together holding three per cent. (3%) or more of the voting rights of the Company or the supervisory committee propose a candidate for election as a non-independent director to the annual general meeting of shareholders , then written notice of the intention of such person(s) nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company during a period of not less than ten (10) days commencing no earlier than the day after the despatch of the notice of such annual general meeting of shareholders and ending no later than ten (10) days before the date of such shareholders’ general meeting.

Article 125 Directors may resign prior to the expiration of their term of office. A director may resign by submitting written notice of his resignation to the board of directors, and if an independent director must in addition provide explanations of any matters related to his resignation or which he believes should be brought to the attention of shareholders and creditors of the Company. Subject to Article 126 of these Articles of Association, a director’s resignation shall be effected when the written notice of resignation is received by the board of directors. The board of directors shall disclose such resignation within 2 days of receipt of the written notice.	Article 123 Directors may resign prior to the expiration of their term of office. A director may resign by submitting written notice of his resignation to the board of directors, and an independent director must in addition provide explanations of any matters related to his resignation or which he believes should be brought to the attention of shareholders and creditors of the Company. Subject to Article 124 of these Articles of Association, a director’s resignation shall be effected when the written notice of resignation is received by the board of directors. The board of directors shall disclose such resignation within 2 days of receipt of the written notice.

Article 127 The board of directors shall be responsible to the shareholders’ general meeting and shall exercise the following powers: (1) to be responsible for convening shareholders’ general meetings and reporting on its work to the shareholders’ general meeting; (2) to implement the resolutions of the shareholders’ general meetings; (3) to decide on the Company’s business plans and investment proposals; (4) to formulate the Company’s proposed annual financial budget and final accounts; (5) to formulate the Company’s profit distribution plan and plan for recovery of losses; (6) to formulate the Company’s financial strategy, proposals for increases in or reductions of the Company’s registered capital and the issue of any kind of securities (but not limited to corporate bonds) and plans for their listing or the repurchase of the shares of the Company; (7) to prepare plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company; (8) to formulate the proposal for amendments to the Company Articles; (9) to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, provision of guarantees, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the general meeting; (10) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nomination, to appoint or dismiss deputy general manager and financial officers of the Company; to appoint or dismiss the company secretary; and to decide on their remuneration; (11) to appoint or change the members of the boards of directors and supervisory committees of the Company’s wholly-owned subsidiaries, to appoint, change or recommend shareholder representatives, directors (or candidates) and supervisors (or candidates) to the Company’s controlled subsidiaries or subsidiaries in which the Company holds shares; (12) to decide on the establishment of the Company’s internal management structure; (13) to decide on the establishment of branch entities of the Company;	Article 125 The board of directors shall be responsible to the shareholders’ general meeting and shall exercise the following powers: (1) to be responsible for convening shareholders’ general meetings and reporting on its work to the shareholders’ general meeting; (2) to implement the resolutions of the shareholders’ general meetings; (3) to decide on the Company’s business plans and investment proposals; (4) to formulate the Company’s proposed annual financial budgets and final accounts; (5) to formulate the Company’s profit distribution plans and plans for recovery of losses; (6) to formulate the Company’s financial strategy, proposals for the increase in or reduction of the Company’s registered capital and the issue of any kind of securities (but not limited to corporate bonds) and plans for their listing or the repurchase of the shares of the Company; (7) to draft plans for major acquisitions or disposals, and for the merger, division, dissolution or changing of the form of the Company; (8) to formulate the proposal for amendments to the Articles of Association; (9) to decide on matters relating to foreign investment, purchase or sale of assets, mortgage of assets, entrusted asset management and connected transactions by the Company within the scope of authority conferred by the shareholders’ general meeting; (10) to decide on issues relating to the provision of guarantee in favour of a third party within the scope of authority conferred by the shareholders’ general meeting; (11) to appoint or dismiss the Company’s general manager, and pursuant to the general manager’s nomination, to appoint or dismiss deputy general manager and financial officers of the Company; to appoint or dismiss the company secretary; and to decide on their remuneration; (12) to appoint or change the members of the boards of directors and supervisory committees of the Company’s wholly-owned subsidiaries, to appoint, change or recommend shareholder representatives, directors (or candidates) and supervisors (or candidates) to the Company’s controlled subsidiaries or subsidiaries in which the Company holds shares;

(14) to formulate the Company’s basic management system; (15) to administer the disclosure of information by the Company; (16) to submit nominations for the appointment or change of accounting firms as the auditors of the Company to the shareholders’ general meeting; (17) to review the work reports of the general manager and monitor the work of the general manager; (18) to decide other major matters and administrative matters not required by law, administrative regulations or these Articles to be decided by the shareholders’ general meeting, and to sign other major agreements; (19) to exercise other powers as authorised by laws, administrative regulations, the rules and regulations of authorised departments or the Company Articles or shareholders’ general meeting. Save and except for the matters in sub-paragraphs (6), (7), (8) above which require the consent of more than two-thirds of all the directors, all the other matters may be decided upon by more than half of all the directors.

(13) to decide on the establishment of the Company’s internal management structure; (14) to decide on the establishment of branch entities of the Company; (15) to formulate the Company’s basic management system; (16) to administer the disclosure of information by the Company; (17) to submit nominations for the appointment or change of accounting firms as the auditors of the Company to the shareholders’ general meeting; (18) to review the work reports of the general manager and monitor the work of the general manager; (19) to decide other major matters and administrative matters not required by laws, administrative regulations or these Articles to be decided by the shareholders’ general meeting, and to sign other major agreements; (20) to exercise other powers as stipulated by laws, administrative regulations, the rules and regulations of authorised departments or these Articles or as authorised by shareholders’ general meeting. Save and except for the matters in sub-paragraphs (6), (7), (8) above which require the consent of two-thirds or more of all the directors, all the other matters may be approved upon resolution by a majority of all the directors (in which the matter as forth in sub-paragraph (10) is still subject to approval upon resolution by two-thirds or more of all the directors).

Article 135 When the board of directors makes a decision regarding the entering of new markets, mergers and acquisitions or investments in new fields, where the amount of investment or assets being acquired exceed ten per cent. (10%) of the Company’s net assets, a consultancy body should be appointed to provide an expert opinion, as a major basis of the board of directors’ decision. The “Rules for General Meetings of Shareholders” and “Rules for Meetings of the Board of Directors” should set out regulations for the limitations on the power of the board of directors to approve the use of the Company’s assets for investment (including venture capital investment). The board of directors should establish strict review and approval procedures for venture capital investments. For major investment projects exceeding the board of directors’ approval limits, the board of directors must organise relevant experts and specialists to assess the projects, and report to the shareholders’ general meeting for approval.	Article 133 When the board of directors makes a decision regarding the entering of new markets, mergers and acquisitions or investments in new fields, where the amount of investment or assets being acquired exceed ten per cent. (10%) of the Company’s total assets, a consultancy body should be appointed to provide an expert opinion, as a major basis of the board of directors’ decision. The “Rules of Procedure for Shareholders’ General Meetings” and “Rules of Procedures for Board of Directors’ Meetings” shall set out regulations for the limitations on the power of the board of directors to approve the investments in third parties, acquisition and disposal of assets, mortgage of assets, provision of guarantee to third parties, entrusted assets management, connected transactions and other related matters. The board of directors shall establish strict review and approval procedures for the above matters. For major investment projects exceeding the board of directors’ approval limits, the board of directors must organise relevant experts and specialists to assess the projects, and report to the shareholders’ general meeting for approval.

Article 137 The chairman of the board of directors shall exercise the following powers: (1) to preside over shareholders’ general meetings and convene and preside over meetings of the board of directors; (2) to organise the implementation of the responsibilities of the board of directors, and to supervise the implementation of board resolutions; (3) to sign the Company’s securities; (4) to sign major documents of the board of directors and other documents which require signature by the legal representative of the Company; (5) to exercise the powers of the legal representative; (6) in the case of major natural disaster or other circumstances of force majeure, to exercise special management of matters of the Company in accordance with laws, regulations, and the interests of the Company, and subsequently to report to the board of directors and shareholders’ general meeting; (7) to exercise other powers as authorised by the board of directors. When the chairman is unable to perform his duties, the vice-chairman or other director designed by the chairman shall perform his duties on his behalf.	Article 135 The chairman of the board of directors shall exercise the following powers: (1) to preside over shareholders’ general meetings and convene and preside over meetings of the board of directors; (2) to organise the implementation of the responsibilities of the board of directors, and to supervise the implementation of board resolutions; (3) to sign the Company’s securities; (4) to sign major documents of the board of directors and other documents which require signature by the legal representative of the Company; (5) to exercise the powers of the legal representative; (6) in the case of major natural disaster or other circumstances of force majeure, to exercise special management of matters of the Company in accordance with laws, regulations, and the interests of the Company, and subsequently to report to the board of directors and shareholders’ general meeting; (7) to exercise other powers as authorised by the board of directors. The vice-chairman of the board of directors shall assist the chairman of the board of directors with his or her duties. When the chairman is unable to, or does not, perform his or her duties, the vice-chairman of the board of directors shall perform the said duties (and if the Company has two or more vice-chairmen of the board of directors, the vice-chairman of the board of directors jointly elected by half or more of the total number of the directors shall perform the said duties). When the vice-chairman of the board of directors is unable to, or does not, perform his/her duties, a director jointly elected by half or more of the total number of the Directors shall perform the said duties.

Article 139, second paragraph Where the chairman cannot convene an extraordinary meeting of the board of directors for special reasons, the chairman shall appoint the vice-chairman or other director to convene the meeting. Where the chairman fails to convene the meeting without cause and fails to appoint any person to convene the meeting on his behalf, a director may be nominated by the vice-chairman or more than half of all the directors to convene the meeting.	Article 137, second paragraph Where the chairman cannot convene an extraordinary meeting of the board of directors for special reasons, the chairman shall appoint the vice-chairman or other director to convene the meeting. Where the chairman fails to convene the meeting without cause and fails to appoint any person to convene the meeting on his behalf, a director may be nominated by the vice-chairman or half or more of the total number of all directors to convene the meeting.

Article 142 The quorum for a meeting of the board of directors is half or more of the members of the board (including directors who appoint other directors as proxies). Each member of the board shall have one vote. Any board resolution shall be passed by more than half of all the directors. When there is a tie, the chairman of the board shall have a casting vote. All resolutions passed by the executive directors committee shall be passed by two-thirds of all the executive directors attending the meeting. Regular meetings of the executive directors committee shall be convened by the chairman or the executive director appointed by the chairman. The resolutions of such meeting shall be circulated to all directors for the purpose of managing workflow.	Article 140 The quorum for a meeting of the board of directors is a majority of all members of the board (including directors who appoint other directors as proxies). Each member of the board shall have one vote. Any board resolution shall be passed by more than half of all the directors. When there is a tie, the chairman of the board shall have a casting vote. All resolutions passed by the executive directors committee shall be passed by two-thirds of all the executive directors attending the meeting. Regular meetings of the executive directors committee shall be convened by the chairman or the executive director appointed by the chairman. The resolutions of such meeting shall be circulated to all directors for the purpose of managing workflow.

Article 148 The board of directors shall be responsible for the resolutions passed. If any of the board resolution violates the law, administrative regulations or the Company Articles and causes serious damage to the Company, such directors who voted in favour of such resolution shall be liable to the Company. Any director who abstained from voting or did not attend the meeting in person but appointed a proxy to attend shall not be exempted from liability. Any director who had objected to the resolution during discussions in the board meetings but did not vote against such resolution shall not be exempted from liability. Any directors who voted against such resolution and whose voting was recorded in the minutes of the board meeting shall be exempted from such liability.	Article 146 The board of directors shall be responsible for the resolutions passed. If any of the board resolution violates the laws, administrative regulations or the Articles of Association, resolutions of the shareholders’ general meeting and causes serious damage to the Company, such directors who voted in favour of such resolution shall be liable to the Company. Any director who abstained from voting or who neither attended in person nor appointed a proxy to attend the meeting shall not be exempted from liability. Any director who had objected to the resolution during discussions in the board meetings but did not vote against such resolution shall not be exempted from liability. Any directors who voted against such resolution and whose voting was recorded in the minutes of the board meeting shall be exempted from such liability.

Article 150 A director or other senior officers of the Company may be appointed to act as the Secretary. The accountants of the accounting firm and lawyers of the law firm employed by the Company shall not be appointed to act as the Secretary. Where the Secretary is also a director of the Company and an act is required to be done by that director and the Secretary separately, a person who is both the Secretary and the director may not perform the act in both capacities.	Article 148 A director or senior officer of the Company may be appointed to act as the Secretary. The accountants of the accounting firm and lawyers of the law firm employed by the Company shall not be appointed to act as the Secretary. Where the Secretary is also a director of the Company and an act is required to be done by that director and the Secretary separately, a person who is both the Secretary and the director may not perform the act in both capacities.

Article 166 The supervisory committee shall consist of seven (7) supervisors, including four (4) supervisors representing the shareholders (including supervisor who are qualified to act as external supervisors) and three (3) supervisors representing the employees. The supervisors representing the shareholders shall be elected and removed from office by the shareholders in general meeting. The supervisors representing the employees shall be democratically elected and removed from office by the employees. The supervisory committee shall have one chairman who shall be a supervisor. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election at the expiration of the term. The election or removal of the chairman of the supervisory committee shall be decided by more than two-thirds of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee’s duties. Where the chairman of the supervisory committee cannot perform his duties, half of the members of the supervisory committee shall appoint a supervisor to exercise the chairman’s powers on behalf of the chairman.	Article 164 The supervisory committee shall consist of seven (7) supervisors, including four (4) supervisors who are not employee representatives (including supervisor who are qualified to act as external supervisors) and three (3) supervisors representing the employees. Supervisors who are not employee representatives shall be elected and removed from office by the shareholders in general meeting. The supervisors representing the employees shall be democratically elected and removed from office by the employees. The supervisory committee shall have one chairman who shall be a supervisor. The term of office for a supervisor is three (3) years and the supervisor is eligible for re-election at the expiration of the term. The election or removal of the chairman of the supervisory committee shall be decided by two-thirds or more of the members of the supervisory committee. The chairman of the supervisory committee shall co-ordinate the performance of the committee’s duties. Where the chairman of the supervisory committee cannot perform his duties, half or more of the members of the supervisory committee shall appoint a supervisor to exercise the chairman’s powers on behalf of the chairman.

Article 169 The list of candidates for election as a supervisor representing the shareholders shall be placed as a resolution before a general meeting of shareholders. Candidates for election as supervisors other than the candidates for election as independent supervisors may be nominated by the board of directors, supervisory committee, and shareholders individually or together holding shares five per cent. (5%) or more of the Company’s shares, and shall be elected at the shareholders’ general meetings. The candidates for election as independent supervisors may be nominated by the board of directors, supervisory committee and shareholders individually or together holding more than one per cent. (1%) of the Company’s shares, and shall be elected at the shareholders’ general meeting.	Article 167 The list of candidates for election as supervisors who are not employee representatives shall be placed as a resolution before a general meeting of shareholders. Candidates for election as supervisors who are not employee representatives (other than the candidates for election as independent supervisors) may be nominated by the board of directors, supervisory committee, and shareholders individually or together holding three per cent. (3%) or more of the total voting shares of the Company, and shall be elected at the shareholders’ general meetings. Amongst candidates for election as supervisors who are not employee representatives, the candidates for election as independent supervisors may be nominated by the board of directors, supervisory committee and shareholders individually or together holding one per cent. (1%) or more of the total voting shares of the Company, and shall be elected at the shareholders’ general meeting.

Article 170 The following procedure must be followed when electing supervisors representing shareholders: (1) Before nominating a candidate for election as a supervisor representing shareholders, the nominator should first obtain the consent of the nominee, and fully understand the nominee’s qualifications, education, profession, detailed working experience and other positions held, and the said nominator is responsible for providing such written materials to the Company. The candidate shall provide a written undertaking to the Company, agree to accept the nomination, confirming the truthfulness and completeness of the publicly disclosed materials relating to the candidate and guaranteeing that following election they will practically carry out the responsibilities of a supervisor. (2) If the nomination of a candidate for supervisor representing shareholders occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors. (3) If shareholders individually or together holding five per cent. (5%) or more of the voting rights of the supervisory committee propose a motion at the annual general meeting of shareholders for the election of a supervisor representing the shareholders, then written notice of the intention of such person nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company seven (7) days prior to the date of the annual general meeting of the shareholders.	Article 168 The following procedure must be followed when electing supervisors who are not employee representatives: (1) Before nominating a candidate for election as a supervisor who is not an employee representative, the nominator should first obtain the consent of the nominee, and fully understand the nominee’s qualifications, education, profession, detailed working experience and other positions held, and the said nominator is responsible for providing such written materials to the Company. The candidate shall provide a written undertaking to the Company, agree to accept the nomination, undertake that the publicly disclosed materials relating to the candidate are true and complete and guarantee that following election they will practically carry out the responsibilities of a supervisor. (2) If the nomination of a candidate for election as a supervisor who is not an employee representative occurs before the Company holds a meeting of the board of directors, then the written materials regarding the nominee set out in paragraph (1) of this Article shall be published in the same announcement as that containing the resolutions of the board of directors or the resolutions of the supervisory committee or the corresponding notice of a shareholders’ general meeting. (3) If a shareholder who has the nomination power proposes to a shareholders’ general meeting a candidate for election as a supervisor who is not an employee representative, then a written notice of the intention of such person nominating the candidate and the willingness of the nominee to accept the nomination, together with the written materials and undertakings relating to the nominee set out in paragraph (1) of this Article, shall be delivered to the Company ten (10) days prior to the date of the shareholders’ general meeting.

Article 173 The supervisory committee shall report to shareholders’ general meetings and shall have the following powers: (1) to inspect the Company’s financial situation; (2) to supervise the directors and senior officers in relation to their performance of duties of the Company and to propose removal of a director or a senior officer who has contravened any law, administrative regulation, these Articles of Association or resolutions passed at a general meeting of shareholders; (3) to require the directors, the general manager, deputy general manager, financial controller and secretary of the Company to rectify their behaviour when their conduct is harmful to the interest of the Company and to report to the shareholders’ general meeting or the relevant government regulatory bodies if necessary; (4) to verify the financial reports, business reports, profit distribution proposal and other financial information proposed to be submitted to shareholders’ general meetings and in the case of doubt, may request public accountants or auditors in the name of the Company to assist reviewing the same; to review periodic reports of the Company prepared by the board of directors and to furnish written review opinions, (5) to make recommendations in relation to the appointment of accountant; (6) to propose extraordinary resolutions at the annual shareholders’ meeting. (7) to requisite for convening extraordinary shareholders’ meetings; (8) to requisite for convening interim board meetings; (9) to initiate proceedings against the directors and senior officers in accordance with section 152 of the Company Law; (10) to conduct investigation into any identified irregularities in the Company’s operations, and where necessary, to engage accountants, legal advisers or other professionals to assist in the investigation; and (11) to exercise other powers specified by the law, administrative regulations, in the Company Articles and as authorised by the shareholders’ meeting. The supervisors may attend board meetings.	Article 171 The supervisory committee shall report to shareholders’ general meetings and shall have the following powers: (1) to inspect the Company’s financial situation; (2) to supervise the directors and senior officers in relation to their performance of duties of the Company and to propose removal of a director or a senior officer who has contravened any law, administrative regulation, these Articles of Association or resolutions passed at a general meeting of shareholders; (3) to require the directors, the general manager, deputy general manager, financial controller and secretary of the Company to rectify their behaviour when their conduct is harmful to the interest of the Company and to report to the shareholders’ general meeting or the relevant competent authority of the State if necessary; (4) to verify the financial reports, business reports, profit distribution proposal and other financial information proposed to be submitted to shareholders’ general meetings and in the case of doubt, may request public accountants or auditors in the name of the Company to assist reviewing the same; to review periodic reports of the Company prepared by the board of directors and to furnish written review opinions, (5) to make recommendations in relation to the appointment of accountant; (6) to propose extraordinary resolutions at the annual shareholders’ meeting. (7) to requisite for convening extraordinary shareholders’ meetings, and to convene and preside over the shareholders’ general meetings when the board of directors fail to do so in accordance with the Company Law; (8) to requisite for convening interim board meetings; (9) to initiate proceedings against a director and senior officer in accordance with section 152 of the Company Law; (10) to conduct investigation into any identified irregularities in the Company’s operations, and where necessary, to engage accountants, legal advisers or other professionals to assist in the investigation; and (11) to exercise other powers specified by the laws, administrative regulations, in the Articles of Association and as authorised by the shareholders’ meeting. The supervisors may attend board meetings as non-voting attendees, and to make enquiries or give recommendations about the resolutions of the board of directors.

Article 174 Unless otherwise required by the Articles of Association, the supervisory committee shall resolve by way of passing a resolution with the affirmative votes of half or more of the members of the committee.	Article 172 Unless otherwise required by the Articles of Association, the supervisory committee shall resolve by way of passing a resolution with the affirmative votes of two-thirds or more of the members of the supervisory committee.

Title of Chapter 14 QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS, MANAGERS AND OTHER SENIOR OFFICERS OF THE COMPANY	Title of Chapter 14 QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS AND SENIOR OFFICERS OF THE COMPANY

Article 178 A person shall be disqualified form being a director, a supervisor, a general manager or a senior officer of the Company if any of the following applies: (1) the individual has no civil capacity or his civil capacity is restricted; (2) a period of less than five (5) years has elapsed since the person was released after serving the full term of a sentence of corruption, bribery, expropriation of assets, misappropriation of assets or social and economic disorder or since the deprival of political rights on the person due to a criminal conviction was lifted; (3) a period of less than three (3) years has elapsed since a company or an enterprise in which the person was director, a factory supervisor or a manager was wound up due to mismanagement and the person was held personally liable to the winding up of the company or the enterprise; (4) a period of less than three (3) years has elapsed since the revocation of the licence of a company or an enterprise for illegal business operations under circumstances where the person was the legal representative of such company or enterprise and was held personally liable to the illegal business operations of the company or the enterprise; (5) the person has a debt of a material amount which has not been repaid or cleared when due; (6) a civil servant; (7) the person has been involved in illegal activities subject to investigation by judicial authorities and the case has yet to be settled; (8) provisions of law or administrative regulations stipulates that the person is not permitted to assume the position of a leader of an enterprise; (9) the person not being a natural person;	Article 176 A person shall be disqualified from being a director, a supervisor or a senior officer of the Company if any of the following applies: (1) the individual has no civil capacity or his civil capacity is restricted; (2) a period of less than five (5) years has elapsed since the person was released after serving the full term of a sentence of corruption, bribery, expropriation of assets, misappropriation of assets or social and economic disorder or since the deprival of political rights on the person due to a criminal conviction; (3) a period of less than three (3) years has elapsed since a company or an enterprise in which the person was a director, factory supervisor or manager was wound up due to mismanagement and such person was held personally liable to the winding up of the company or the enterprise; (4) a period of less than three (3) years has elapsed since the revocation of the licence of a company or an enterprise for illegal business operations under circumstances where the person was the legal representative of such company or enterprise and was held personally liable to the illegal business operations of the company or the enterprise; (5) the person has a debt of a material amount which has not been repaid or cleared when due; (6) a civil servant; (7) the person has committed criminal offence and is subject to investigation by judicial authorities and the case has yet to be settled; (8) provisions of law or administrative regulations stipulates that the person is not permitted to assume the position of a leader of an enterprise; (9) the person not being a natural person;

(10) a period of less than five (5) years has elapsed since the date when the person was convicted of offences involving fraud or dishonesty and was considered by the relevant authorities to have violated relevant securities regulations; (11) persons who have been identified as being prohibited from participating in the markets by the China Securities Regulatory Commission and where such prohibitions are still in force. If the election or appointment of a director is taken place in contravention of this Article, the said election, appointment or engagement shall be invalid. If a director falls into any of the circumstances set forth in this Article during his term of office, the Company shall relieve him of his duties.	(10) a period of less than five (5) years has elapsed since the date when the person was convicted of offences involving fraud or dishonesty and was considered by the relevant authorities to have violated relevant securities regulations; (11) persons who have been identified as being prohibited from participating in the markets by the China Securities Regulatory Commission and where such prohibitions are still in force; (12) other particulars as provided for by the laws, administrative laws and regulations or departmental rules and regulations. If the election or appointment of a director, supervisor or senior officer is taken place in contravention of this Article, the said election, appointment or engagement shall be invalid. If a director, supervisor or senior officer falls into any of the circumstances set forth in the first paragraph of this Article during his term of office, the Company shall relieve him of his duties.

Article 180 The validity of an act of a director, a general manager or other senior officers of the Company on behalf of the Company is not, vis-a-vis a bone fide third party, affected by any irregularity in his election or appointment or any defect in his qualification.	Article 178 The validity of an act of a director or senior officer of the Company on behalf of the Company is not, vis-a-vis a bone fide third party, affected by any irregularity in his election or appointment or any defect in his qualification.

Article 181 Directors, supervisors, general manager and other senior management personnel of the Company cannot act on behalf of the Company or the board of directors, without being authorised by the Company Articles or by the board of directors. Where such persons act on their own behalf but a third party may reasonably assume such persons to be acting on behalf of the Company, such persons shall state their own positions and identities.	Article 179 Directors, supervisors and senior officers of the Company cannot act on behalf of the Company or the board of directors, without being legally authorised by the Articles of Association or by the board of directors. Where such persons act on their own behalf but a third party may reasonably assume such persons to be acting on behalf of the Company, such persons shall state their own positions and identities.

Article 182 In addition to obligations imposed by law or administrative regulations or required by the stock exchanges on which shares of the Company are listed, each director, supervisor, general manager or senior officer of the Company owes the following duties to each shareholder, in the exercise of the powers of the Company entrusted to him: (1) not to cause the Company to exceed the scope of business stipulated in its business licence; (2) to act honestly in what he considers to be in the best interests of the Company; (3) not to expropriate in any guise the Company’s assets, including without limitation, not to usurp the Company’s opportunities; (4) not to expropriate the individual rights of shareholders, including without limitation, rights to distribution and voting rights, save and except pursuant to a restructuring submitted to shareholders for approval in accordance with these Articles.	Article 180 In addition to obligations imposed by law or administrative regulations or required by the stock exchanges on which shares of the Company are listed, each director, supervisor or senior officer of the Company owes the following duties to each shareholder, in the exercise of the powers of the Company entrusted to him: (1) not to cause the Company to exceed the scope of business stipulated in its business licence; (2) to act honestly in what he considers to be in the best interests of the Company; (3) not to expropriate in any guise the Company’s assets, including without limitation, not to usurp the Company’s opportunities; (4) not to expropriate the individual rights of shareholders, including without limitation, rights to distribution and voting rights, save and except pursuant to a restructuring submitted to shareholders for approval in accordance with these Articles.

Article 183 Each director, supervisor, general manager or senior officer of the Company owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of diligence to be discharged by directors, supervisors, general manager and other senior officers includes but not limited to: (1) to exercise the rights conferred upon them in a prudent, serious and diligent manner so as to ensure that the commercial activities carried out by the Company are in compliance with the laws and administrative regulations, as well as the requirements of various economic policies of the State and falls within the scope of business provided for in the business license; (2) to treat all shareholders equally; (3) to keep informed of the business operation and management of the Company in a timely manner; (4) to sign a written confirmation or opinion in connection with the regular reports of the Company and to ensure that the information disclosed by the Company is true, accurate and complete; (5) to inform the supervisory committee of the relevant circumstances and information that is in accordance with the facts, and shall not impede the supervisory committee or a supervisor from exercising their powers; and (6) to perform other duties of diligence as required by the laws, administrative regulations, rules and regulations of authorised departments and these Articles of Association.	Article 181 Each director, supervisor or senior officer of the Company owes a duty, in the exercise of his powers and discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of diligence to be discharged by directors, supervisors and senior officers includes but not limited to: (1) to exercise the rights conferred upon them in a prudent, serious and diligent manner so as to ensure that the commercial activities carried out by the Company are in compliance with the laws and administrative regulations, as well as the requirements of various economic policies of the State and falls within the scope of business provided for in the business license; (2) to treat all shareholders equally; (3) to keep informed of the business operation and management of the Company in a timely manner; (4) to sign a written confirmation or opinion in connection with the regular reports of the Company and to ensure that the information disclosed by the Company is true, accurate and complete; (5) to inform the supervisory committee of the relevant circumstances and information that is in accordance with the facts, and shall not impede the supervisory committee or a supervisor from exercising their powers; and (6) to perform other duties of diligence as required by the laws, administrative regulations, rules and regulations of authorised departments and these Articles of Association.

Article 184 A director, supervisor, general manager and senior officer of the Company, in the exercise of the powers of the Company entrusted to him, owes a duty to observe obligations of a fiduciary, not to place himself in a position where his duty and his interest may conflict. The principle includes without limitation a duty: (1) to act honestly in what he considers to be in the best interests of the Company; (2) to exercise the powers within his authority and not to exceed the relevant authority; (3) to exercise the discretion vested in him personally and not to allow himself to act under the direction of another and, unless and to the extent permitted by law, administrative regulations or the informed consent of shareholders in general meeting, not to delegate the exercise of his discretion; (4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly; (5) except in accordance with these Articles or with the informed consent of shareholders in shareholders’ general meeting, not to enter into a contract, transaction or arrangement with the Company; (6) without the informed consent of shareholders in general meetings, not to use the Company’s assets for his own benefit in any form; (7) not to accept bribery or other illegal income and not to expropriate in any guise the Company’s assets including without limitation, not to usurp the Company’s opportunities; (8) without the informed consent of shareholders in general meeting, not to accept commissions in connection with the Company’s transactions; (9) to comply with the Company Articles and act honestly in exercising his powers and discharging his functions and act in the best interest of the Company and not to use his position and power to make profits for himself; (10) without the informed consent of shareholders in general meeting, not to compete with the Company; (11) not to expropriate funds of the Company or to lend the capital of the Company to others and not to expropriate the Company’s assets and deposit the same in his own name or another’s name and not to use the Company’s assets to provide security for any of the indebtedness of a shareholder of the Company or other person;	Article 182 A director, supervisor and senior officer of the Company, in the exercise of the powers of the Company entrusted to him, must observe the fiduciary principle and shall not place himself in a position where his duty and his interest may be in conflict with the same. The principle includes without limitation a duty: (1) to act honestly in what he considers to be in the best interests of the Company; (2) to exercise the powers within his authority and not to exceed the relevant authority; (3) to exercise the discretion vested in him personally and not to allow himself to act under the direction of another and, unless and to the extent permitted by laws, administrative regulations or the informed consent of shareholders in general meeting, not to delegate the exercise of his discretion; (4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly; (5) except in accordance with these Articles or with the informed consent of shareholders in shareholders’ general meeting, not to enter into a contract, transaction or arrangement with the Company; (6) without the informed consent of shareholders in general meetings, not to use the Company’s assets for his own benefit in any form; (7) not to accept bribery or other illegal income and not to expropriate in any guise the Company’s assets including without limitation, not to usurp the Company’s opportunities; (8) without the informed consent of shareholders in general meeting, not to accept commissions in connection with the Company’s transactions; (9) to comply with the Articles of Association and act honestly in exercising his powers and discharging his functions and act in the best interest of the Company and not to use his position and power to make profits for himself; (10) without the informed consent of shareholders in general meeting, not to compete with the Company; (11) not to expropriate funds of the Company or to lend the capital of the Company to others and not to expropriate the Company’s assets and deposit the same in his own name or another’s name and not to use the Company’s assets to provide security for any of the indebtedness of a shareholder of the Company or other person;

(12) unless otherwise permitted by the informed consent of shareholders in general meeting, to keep in confidence confidential information acquired by him in the course of and during his office and not to use such information other than in furtherance of the interests of the Company, save and except that disclosure of such information to the court or other governmental authorities is permitted if: (i) disclosure is made under compulsion of law; (ii) there is a duty to the public to disclose; (iii) the interest of the director, supervisor, general manager or other senior officer of the Company require disclosure. Any profits derived by a director in contravention of this Article shall be for the account of the Company. The director shall be personally liable for any loss suffered by the Company as a result of his contravention of this Article.	(12) unless otherwise permitted by the informed consent of shareholders in general meeting, to keep in confidence confidential information acquired by him in the course of and during his office and not to use such information other than in furtherance of the interests of the Company, save and except that disclosure of such information to the court or other governmental authorities is permitted if: (i) disclosure is made under compulsion of law; (ii) there is a duty to the public to disclose; (iii) it is so required for the interest of the director, supervisor or senior officer of the Company. Any profits derived by a director, supervisor and senior officer in contravention of this Article shall be for the account of the Company. The director shall be personally liable for any loss suffered by the Company as a result of his contravention of this Article.

Article 185 A director, supervisor, general manager or senior officer of the Company shall not cause any of the following persons or authorities (“Connected Person”) to do what he is prohibited from doing: (1) the spouse or minor child of that director, supervisor, general manager or senior officer; (2) a person acting in a capacity of a trustee of that director, supervisor, general manager or senior officer or any person referred to in sub-paragraph (1) above; (3) a person acting in a capacity of a partner of that director, supervisor, general manager or senior officer or any person referred to in sub-paragraphs (1) and (2) above; (4) a company in which that director, supervisor, general manager or senior officer, alone or jointly or severally with one or more persons referred to in sub-paragraphs (1), (2) and (3) above and other directors, supervisors, managers or other senior officers of the Company, has a de facto controlling interest; (5) a director, supervisor, general manager or senior officer of a company referred to in sub-paragraph (4).	Article 183 A director, supervisor or senior officer of the Company shall not cause any of the following persons or authorities (“Connected Person”) to do what he is prohibited from doing: (1) the spouse or minor child of that director, supervisor or senior officer; (2) a person acting in a capacity of a trustee of that director, supervisor or senior officer or any person referred to in sub-paragraph (1) above; (3) a person acting in a capacity of a partner of that director, supervisor or senior officer or any person referred to in sub-paragraphs (1) and (2) above; (4) a company in which that director, supervisor or senior officer, alone or jointly with one or more persons referred to in sub-paragraphs (1), (2) and (3) above and other directors, supervisors or senior officers of the Company, has a de facto controlling interest; (5) a director, supervisor or senior officers of a company referred to in sub-paragraph (4).
A new Article 184 added During their respective term of office, a director, supervisor and senior officer of the Company shall regularly report to the Company their shareholdings in the Company and any changes in such shareholdings, and shall not transfer on an annual basis more than twenty-five per cent. (25%) of the total number of shares held in the Company. The shares held by such director, supervisor and senior officer are non-transferrable within one (1) year from the date on which the shares of the Company are listed and traded. The aforesaid personnel shall not transfer their shares in the Company within six months from the termination date of their employment with the Company. This provision shall not apply to the change in shareholdings due to judicial enforcement, succession, legacy and division of properties according to law. If the number of shares held by a director, supervisor or senior officer is not more than 1,000 shares, such director, supervisor or senior officer may transfer all of his or her shares in lump sum and shall be free from the restriction on transfer ratio as described in the preceding paragraph.

Article 186 Where a director, supervisor, general manager and senior officer gives notice of this resignation or where his office terminates, the duty of a director, supervisor, manager and senior officer does not necessarily cease when the resignation report has not become effective, or within a reasonable period after it has become effective or within a reasonable period after the termination of his office. The duty of confidence in relation to trade secrets of the Company survives the termination of his office until such trade secrets becomes public information. Other duties may continue for such a period as fairness may require and depending on the time which has elapsed between the termination and the act concerned and the circumstances under which the relationship with the Company is terminated.	Article 185 Where a director, supervisor and senior officer gives notice of this resignation or where his office terminates, the duty of a director, supervisor, manager and senior officer does not necessarily cease when the resignation report has not become effective, or within a reasonable period after it has become effective or within a reasonable period after the termination of his office. The duty of confidence in relation to trade secrets of the Company survives the termination of his office until such trade secrets becomes public information. Other duties may continue for such a period as fairness may require and depending on the time which has elapsed between the termination and the act concerned and the circumstances under which the relationship with the Company is terminated.

Article 187 Directors, supervisors, general manager and other senior officers of the Company who determine their office before the end of the term shall compensate the loss suffered by the Company as a result of such early termination.	Article 186 Directors, supervisors and senior officers of the Company who determine their office before the end of the term shall compensate the loss suffered by the Company as a result of such early termination.

Article 188 A director, supervisor, general manager or a senior officer shall be personally liable for any loss suffered by the Company as a result of a violation by him of any law, administrative regulation, rules and regulations of authorised departments or these Articles of Association in the course of performing his duties. Except for the circumstances under Article 56, a director, supervisor, general manager or senior officer may be relieved of liability for specific breaches of his duty by the informed consent of shareholders in general meeting.	Article 187 A director, supervisor or senior officer shall be personally liable for any loss suffered by the Company as a result of a violation by him of any law, administrative regulation, rules and regulations of authorised departments or these Articles of Association in the course of performing his duties. Except for the circumstances under Article 56, a director, supervisor or senior officer may be relieved of liability for specific breaches of his duty by the informed consent of shareholders in general meeting.

Article 189 Where a director, supervisor, general manager or senior officer is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service, he shall declare the nature and extent of his interest to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors. A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where not less than half of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the disinterested directors of the Company. If the number of disinterested directors present at a board meeting is less than 3, the matters shall be presented to the shareholders for consideration at a general meeting. Unless the interested director, supervisor, general manager or senior officer has disclosed his interest in accordance with this Article and the contract, transaction or arrangement has been approved by the board at a meeting in which the interested director is not counted in the quorum and has refrained from voting, such contract transaction or arrangement in which a director, supervisor, general manager or senior officer is materially interested in is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the director, supervisor, general manager or senior officer concerned. For the purposes of this Article, a director, supervisor, general manager or senior officer is deemed to be interested in a contract, transaction or arrangement in which a Connected Person or Associate of such director, supervisor, general manager or senior officer is so interested.	Article 188 Where a director, supervisor or senior officer is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, other than his contract of service, he shall disclose the nature and extent of his interest to the board of directors at the earliest opportunity, whether or not such contract, transaction or arrangement or proposal therefore is otherwise subject to the approval of the board of directors. A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where a majority of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by a majority of the disinterested directors of the Company. If the number of disinterested directors present at a board meeting is less than 3, the matters shall be presented to the shareholders for consideration at a general meeting. Unless the interested director, supervisor or senior officer has disclosed his interest in accordance with this Article and the contract, transaction or arrangement has been approved by the board at a meeting in which the interested director is not counted in the quorum and has refrained from voting, such contract transaction or arrangement in which a director, supervisor or senior officer is materially interested in is voidable at the instance of the Company except as against a bona fide party thereto acting without notice of the breach of duty by the director, supervisor or senior officer concerned. For the purposes of this Article, a director, supervisor or senior officer is deemed to be interested in a contract, transaction or arrangement in which a Connected Person or Associate of such director, supervisor or senior officers is so interested.

Article 190 Where a director, supervisor, general manager or senior officer of the Company gives to the board of directors a general notice in writing stating that by reason of facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of this Chapter to be sufficient declaration of his interest, so far as attributable to those facts, in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company; provided that such a general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.	Article 189 Where a director, supervisor or senior officer of the Company gives to the board of directors a general notice in writing stating that by reason of facts specified in the notice, he is interested in contracts, transactions or arrangements of any description which may subsequently be made by the Company, that notice shall be deemed for the purposes of this Chapter to be sufficient declaration of his interest, so far as attributable to those facts, in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company; provided that such a general notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

Article 191 The Company shall not in any manner pay taxes for or on behalf of a director, supervisor, general manager or senior officer of the Company.	Article 190 The Company shall not in any manner pay taxes for or on behalf of a director, supervisor or senior officer of the Company.

Article 192 The Company shall not directly or indirectly make a loan to a director, supervisor, general manager or senior officer or to a director, supervisor, manager or senior officer of its holding company, provide any guarantee in connection with a loan made by any person to such a director, supervisor, manager or senior officer, or make a loan to or provide any guarantee in connection with any loan made by any person to a Connected Person of such a director, supervisor or senior officer. The following transactions are not subject to the prohibition set out in foregoing paragraph of this Article: (1) the provision of a loan or a guarantee for a loan by the Company to a company which is a subsidiary of the Company; (2) the provision of a loan or a guarantee for a loan or other sums by the Company under a service contract with any of its directors, supervisors, general manager or senior officers as approved by shareholders in general meeting for meeting expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him properly to perform his duties; (3) the Company may make a loan to or provide a guarantee for a loan made by another person to any of its directors, supervisors, general manager or senior officers or a Connected Person of such director, supervisor, manager or senior officer in the ordinary course of its business on normal commercial terms, where the ordinary course of business of the Company includes the lending of money or the giving of guarantees.	Article 191 The Company shall not directly or indirectly make a loan to a director, supervisor or senior officer or to a director, supervisor, manager or senior officer of its parent company, provide any guarantee in connection with a loan made by any person to such a director, supervisor or senior officer, or make a loan to or provide any guarantee in connection with any loan made by any person to a Connected Person of such a director, supervisor or senior officer. The following transactions are not subject to the prohibition set out in foregoing paragraph of this Article: (1) the provision of a loan or a guarantee for a loan by the Company to a company which is a subsidiary of the Company; (2) the provision of a loan or a guarantee for a loan or other sums by the Company under a service contract with any of its directors, supervisors or senior officers as approved by shareholders in a general meeting for meeting expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him properly to perform his duties; (3) the Company may make a loan to or provide a guarantee for a loan made by another person to any of its directors, supervisors or senior officers or a Connected Person of such director, supervisor or senior officers in the ordinary course of its business on normal commercial terms, where the ordinary course of business of the Company includes the lending of money or the giving of guarantees.

Article 194 A guarantee provided by the Company in breach of Article 190(1) shall be unenforceable against the Company unless: (1) the guarantee was provided in connection with a loan to a Connected Person of a director, supervisor, general manager or senior officer of the Company or its holding company and at the time the loan was advanced the lender was not aware of the relevant circumstances; or (2) any collateral provided has been lawfully disposed of by the lender to a bona fide purchaser.	Article 193 A guarantee provided by the Company in breach of Article 191(1) shall be unenforceable against the Company unless: (1) the guarantee was provided in connection with a loan to a Connected Person of a director, supervisor or senior officers of the Company or its parent company and at the time the loan was advanced the lender was not aware of the relevant circumstances; or (2) any collateral provided has been lawfully disposed of by the lender to a bona fide purchaser.

Article 196 In addition to any rights and remedies provided by law and administrative regulations, where a director, supervisor, general manager or senior officer is in breach of his duties to the Company, the Company has a right to: (1) recover from such director, supervisor, general manager or senior officer compensation for losses sustained by the Company as a result of such breach; (2) rescind any contract or transaction entered into by the Company with such director, supervisor, general manager or senior officer and any contract or transaction entered into by the Company with a third party where such third party knew or should have known there was such a breach; (3) request the director, supervisor, general manager or senior officer to account for the profits made; (4) recover any monies received by the director, supervisor, general manager or senior officer which should have belonged to the Company including without limitation commissions; (5) request for the return from such director, supervisor, general manager or senior officer of the interest earned or which may have been earned on any monies which should have been returned to the Company.	Article 195 In addition to any rights and remedies provided by law and administrative regulations, where a director, supervisor or senior officer is in breach of his duties to the Company, the Company has a right to: (1) recover from such director, supervisor or senior officer compensation for losses sustained by the Company as a result of such breach; (2) rescind any contract or transaction entered into by the Company with such director, supervisor or senior officer and any contract or transaction entered into by the Company with a third party where such third party knew or should have known there was such a breach; (3) request the director, supervisor or senior officer to account for the profits arising from such breach; (4) recover any monies received by the director, supervisor or senior officer which should have belonged to the Company including without limitation commissions; (5) request for the return from such director, supervisor or senior officer of the interest earned or which may have been earned on any monies which should have been returned to the Company.

Article 205 The Company shall make four announcements of its financial report in each financial year. The first quarter financial report shall be announced within thirty (30) days after the end of the first three months of the financial year; the half-yearly financial report shall be announced within sixty (60) days after the end of the first six (6) months of the financial year; the third quarter financial report shall be announced within thirty (30) days after the end of the first nine (9) months of the financial year and the annual financial report shall be announced within one hundred and twenty (120) days after the end of the financial year.	Article 204 The Company shall make four announcements of its financial report in each financial year. The quarterly financial reports shall be submitted to a resident office of China Securities Regulatory Commission and a stock exchange and announced within one (1) month after the end of the first three (3) month and the first nine (9) month of the financial year respectively; the half-yearly financial report shall be submitted to a resident office of China Securities Regulatory Commission and a stock exchange and announced within two (2) months after the end of the first six (6) months of the financial year; and the annual financial report shall be submitted to a resident office of China Securities Regulatory Commission and a stock exchange and announced within one hundred and twenty (120) days after the end of the financial year. The annual financial report shall be examined and verified in accordance with law.

Article 206 The financial reports of the Company and the half-yearly financial reports which sets out the half-yearly profit distribution shall include the following: (1) balance sheet; (2) profit and loss account; (3) profit distribution statement; (4) cash flow statement; (5) notes to the financial statements. Where the Company does not make any half-yearly profit distribution, the half-yearly financial reports shall include the financial reports and notes other than (3).	Deleted

Article 221 The internal audit procedures and the duties of the internal auditors shall be implemented after such procedures and duties have been approved by the board of directors. The head of the internal auditors shall report to the general manager.	Article 219 The internal audit procedures and the duties of the internal auditors shall be implemented after such procedures and duties have been approved by the board of directors. The head of the internal auditors shall be accountable, and shall report its work, to the board of directors.

Article 224, item (1) The firm of accountants appointed by the Company shall have the following rights: (1) to inspect the accounting ledgers, records or evidential documents of the Company and to request the directors of the Company, general manager or other senior officers to provide relevant information and explanation;	Article 222, item (1) The firm of accountants appointed by the Company shall have the following rights: (1) to inspect the accounting ledgers, records or evidential documents of the Company and to request the directors or senior officers of the Company to provide relevant information and explanation;

Article 237 The merger of the Company may take the form of either merger by absorption or merger by establishment of a new company. In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date when the resolution to merge is passed and shall publish notices in newspapers at least three times within thirty (30) days of the date when the resolution to merge is passed.	Article 235 The merger of the Company may take the form of either merger by absorption or merger by establishment of a new company. Merger by absorption refers to a company absorbs another company and thereby the absorbed company shall be dissolved. Merger by establishment of a new company refers to the creation of a new company by two companies or more and thereby the merging parties shall be dissolved. In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days of the date when the resolution relating to the merger is passed and shall publish notices in newspapers designated by the relevant regulatory authorities located at the place where the Company’s shares are listed within thirty (30) days of the date when the resolution relating to the merger is passed. A creditor may within thirty (30) days of receipt of the notice from the Company or, in the case of failure to receive such notice, within forty-five (45) days of the date of announcement, require the Company to repay its debts or to provide the corresponding guarantee for such debt.

Article 238 When the Company is divided, its assets shall be split accordingly. In the event of a division, the parties to the division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The company shall notify its creditors within ten (10) days of the date when the resolution to divide is passed and shall publish notices in newspapers at least three times within thirty (30) days of the date when the resolution to divide is passed.	Article 236 When the Company is divided, its assets shall be split accordingly. In the event of a division, the parties to the division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The company shall notify its creditors within ten (10) days of the date when the resolution relating to the division is passed and shall publish notices in newspapers designated by the relevant regulatory authorities located at the place where the shares of the Company are listed within thirty (30) days of the date when the resolution relating to the division is passed.

Article 239 The assets, rights and liabilities of each party to the merger or division of the Company shall be stipulated clearly in a contract. Pursuant to the merger of the Company, the rights and liabilities of the parties to the merger shall be assumed by the merged entity or newly formed company. The liabilities of the Company before the division shall be assumed by the company after the division in accordance with the agreement.	Article 237 The assets, rights and liabilities of each party to the merger or division of the Company shall be stipulated clearly in a contract. Pursuant to the merger of the Company, the rights and liabilities of the parties to the merger shall be assumed by the merged entity or newly formed company. The liabilities of the Company before the division shall be jointly and severally assumed by the company after the division except to the extent that prior to the division, the Company has otherwise reached an agreement with its creditors in writing in respect of the settlement of debts.

Article 241 The Company shall be dissolved and liquidated in any of the following circumstances: (1) the shareholders in general meeting have decided to dissolve the Company; (2) the Company is required to be dissolved due to merger or division; (3) the Company cannot repay its debts when due and is declared insolvent under laws; (4) the Company has its business license revoked, is ordered to be closed down or terminated for contravention of laws and administrative regulations; (5) shareholders holding at least 10% of the shares of the Company may apply to the People’s Court to dissolve the Company if the Company experiences extreme difficulties in respect of its operation and management, which cannot otherwise be resolved, such that if the Company continues to operate, its shareholders will suffer significant losses.	Article 239 The Company shall be dissolved and liquidated in any of the following circumstances: (1) the shareholders in a general meeting have decided to dissolve the Company; (2) the Company is required to be dissolved due to merger or division; (3) the Company cannot repay its debts when due and is declared insolvent in accordance with law; (4) the Company has its business license revoked, is ordered to be closed down or terminated for contravention of laws and administrative regulations; (5) shareholders holding 10% or more of the total voting rights of the Company may apply to the People’s Court to dissolve the Company if the Company experiences extreme difficulties in respect of its operation and management, which cannot otherwise be resolved, such that if the Company continues to operate, its shareholders will suffer significant losses, and the Company would be dissolved after the People’s Court has rendered its judgment.

Article 242 If the Company is dissolved in accordance with Article 241(1) and Article 241(5), a liquidation group shall be formed within fifteen (15) days and the members of the liquidation group shall be decided by ordinary resolutions of shareholders in general meetings. If a liquidation group is not set up within the specified time limit, the creditors of the Company may apply to the people’s court to appoint designated persons to carry out the liquidation. If the Company is dissolved in accordance with Article 236(2), the liquidation will be carried out by the parties to the merger or division in accordance with the provisions of the merger or division contract. If the Company is dissolved in accordance with Article 236(3), the People’s Court shall organise a liquidation group in accordance with laws to carry out the liquidation. The group shall consist of shareholders, relevant authorities and relevant professional personnel. If the Company is dissolved in accordance with Article 236(4), the relevant authorities shall organise a liquidation group to carry out the liquidation. The group shall consist of shareholders, relevant authorities and relevant professional personnel.	Article 240 If the Company is dissolved in accordance with Article 239(1), Article 239(4) and Article 239(5), a liquidation group shall be formed within fifteen (15) days and the members of the liquidation group shall be decided by ordinary resolutions of shareholders in general meetings. If a liquidation group is not set up within the specified time limit, the creditors of the Company may apply to the People’s Court to appoint designated persons to carry out the liquidation. If the Company is dissolved in accordance with Article 239(2), the liquidation will be carried out by the parties to the merger or division in accordance with the provisions of the merger or division contract. If the Company is dissolved in accordance with Article 239(3), the People’s Court shall organise a liquidation group in accordance with laws to carry out the liquidation. The group shall consist of shareholders, relevant authorities and relevant professional personnel.

Article 244 The liquidation group shall within ten (10) days of its establishment send notices to creditors and within sixty (60) days of its establishment publish notices in newspapers at least three times. The liquidation group shall register the creditors’ rights.	Article 242 The liquidation group shall within ten (10) days of its establishment send notices to creditors and within sixty (60) days of its establishment publish notices in newspapers designated by the relevant regulatory authority located at the place where the shares of the Company are listed. Creditors shall within in thirty (30) days upon receipt of such notice or, in the case of failure to receive such notice, forty-five (45) days from the notice publication date declare their creditors’ right to the liquidation group. When declaring their creditors’ right, the creditors shall specify particulars of such creditors’ right and provide the evidential materials. The liquidation group shall register the creditors’ rights. During the period of declaration of creditors’ right, the liquidation group shall not make repayment to the creditors.

Article 245, item (4) During the liquidation period, the liquidation group shall exercise the following powers: (4) to pay tax liabilities;	Article 243, item (4) During the liquidation period, the liquidation group shall exercise the following powers: (4) to settle in full all outstanding taxes and taxes incurred during the liquidation process;

Article 246 After dealing with the Company’s assets and preparing a balance sheet and an inventory of assets, the liquidation group shall formulate a liquidation plan and present it to the shareholders’ general meeting or to the relevant responsible authority for confirmation. Upon first paying the liquidation fees, the Company shall make repayments in the following order: (1) wages, labour insurance contributions and statutory compensation of employees of the Company; (2) outstanding tax liabilities; and (3) repay the bank loans, Company’s debts and other liabilities. The residue assets after its debts have been repaid in accordance with foregoing provisions shall be divided by the shareholders of the Company in accordance with the type of shares and their shareholding proportion in the following order: (1) where there are preferences shares, the preference shareholders shall receive the face value of the preference shares; if there are insufficient funds for the preference shares amount, the assets will be distributed in accordance with their shareholding proportion. (2) payment shall be divided by the ordinary shareholders in accordance with their shareholdings. During the liquidation period, the Company shall not commence any new business activities.	Article 244 After dealing with the Company’s assets and preparing a balance sheet and an inventory of assets, the liquidation group shall formulate a liquidation plan and present it to the shareholders’ general meeting or to the People’s Court authority for confirmation. Upon first paying the liquidation fees, the Company shall make repayments out of its assets in the following order: (1) wages, labour insurance contributions and statutory compensation of employees of the Company; (2) outstanding tax liabilities; and (3) bank loans, Company’s debts and other liabilities. The Company shall subsist during the course of liquidation but shall not conduct any business activity that is not related to liquidation. No assets of the Company shall be distributed to the shareholders without having been used for making repayment in accordance with the preceding paragraphs. The residue assets left after repaying its debts in accordance with the second paragraph of this Article shall be divided by the shareholders of the Company in accordance with the type of shares held by them and their shareholding proportion in the following order: (1) where there are preferences shares, the preference shareholders shall receive the face value of the preference shares; if there are insufficient funds for paying the preference shares amount, the assets will be distributed in accordance with their shareholding proportion. (2) payment shall be divided by the ordinary shareholders in accordance with their shareholdings.

Article 248 After the liquidation of the Company is completed, the liquidation group shall prepare liquidation report and income and expenses statements together with financial ledgers for the liquidation period and shall submit to the shareholders’ general meeting or the relevant authority for confirmation after verification by accountants registered in the PRC. The liquidation group shall within 30 days from the date of the confirmation by the shareholders’ general meeting or the relevant authority submit the abovementioned documents to the relevant company registration authorities for cancellation of the registration of the Company and publish a notice that the Company is terminated.	Article 246 After the liquidation of the Company is completed, the liquidation group shall prepare a liquidation report and income and expenses statements together with financial ledgers for the liquidation period and shall submit to the shareholders’ general meeting or the People’s Court for confirmation after verification by accountants registered in the PRC. The liquidation group shall within 30 days from the date of the confirmation by the shareholders’ general meeting or the People’s Court submit the abovementioned documents to the relevant company registration authorities for cancellation of the registration of the Company and publish a notice that the Company is terminated.

A new Article 247 added Members of the liquidation group shall be devoted to their duties and shall perform their obligations in accordance with the law. Members of the liquidation group shall not exploit their position to accept bribes or other illegal income or misappropriate the Company’s properties. Members of the liquidation group shall be liable for damages if their wilful default or gross negligence causes loss on the Company or its creditors.

Article 252 The following procedure shall be followed for the amendment of these Articles: (1) the board of directors shall resolve to amend these Articles in accordance with these Articles and formulate the amendments; (2) the shareholders shall be notified of the amendments and a shareholders’ meeting shall be convened to vote on the amendments; (3) the amendment to these Articles shall be resolved by special resolution of the shareholders. Amendments to these Articles which involve the provisions of the Mandatory Provisions shall be effective after approval by the authorised company approval authority of the State Council.	Article 251 The following procedure shall be followed for the amendment of these Articles: (1) the board of directors shall resolve to amend these Articles in accordance with these Articles and formulate the amendments; (2) the shareholders shall be notified of the amendments and a shareholders’ meeting shall be convened to vote on the amendments; (3) the amendment to these Articles shall be resolved by special resolution of the shareholders. The board of directors shall amend these Articles pursuant to the resolutions of a shareholders’ general meeting in respect of the amendment of these Articles of Association and the examination and approval opinion of the relevant competent authorities. Amendments to these Articles which involve the provisions of the Mandatory Provisions shall be effective after approval by the authorised company approval authority of the State Council.

Article 257, item (1) The Company shall comply with the following provisions in any dispute resolution: (1) For any differences, disputes or claims arising from the rights or obligations conferred on by the Company Articles, the Company Law and other applicable laws and administrative regulations between any holder of overseas listed foreign shares and the Company, between any holder of overseas listed foreign shares and a director, supervisor, general manager or senior officer of the Company or between any holder of overseas listed foreign shares and holder of domestic shares, such differences or claims shall be referred to arbitration. When the abovementioned disputes or claims of rights are referred to arbitration, they shall constitute all the claims of rights and the whole dispute. All the persons who have the same dispute or claim or the persons who are required to participate in the arbitration shall abide by the arbitration proceedings if the person is the Company, a shareholder, a director, a supervisor, a general manager or a senior officer of the Company. Any disputes in relation to definition of shareholders or shareholders’ register may not be referred to arbitration.	Article 256, item (1) The Company shall comply with the following provisions in any dispute resolution: (1) For any disputes or claims arising from the rights or obligations conferred on by the Articles of Association, the Company Law and other applicable laws and administrative regulations between any holder of overseas listed foreign shares and the Company, between any holder of overseas listed foreign shares and a director, supervisor or senior officer of the Company or between any holder of overseas listed foreign shares and holder of domestic shares, such disputes or claims shall be referred to arbitration. When the abovementioned disputes or claims are referred to arbitration, they shall constitute the entire claims or disputes. All the persons who have the cause of action due to the same reason or the persons who are required to participate in the arbitration shall abide by the arbitration proceedings if the person is the Company, a shareholder, a director, a supervisor or a senior officer of the Company. Any disputes in relation to the definition of shareholders or shareholders’ register may not be referred to arbitration.

Article 258 These Articles are written in the Chinese and English languages and the Chinese version shall prevail if there is any inconsistency between the two versions.	Article 257 These Articles were written in Chinese language. If there is any discrepancy between any other language version or any version of the Articles of Association and these Articles, the most recent Chinese version registered with the registration authority of the Company shall prevail.

Article 259 References to “above”, “within”, “below” are inclusive; references to “less than” and “exclude” are exclusive.	Article 258 References to “above”, “within”, “below” are inclusive; references to “less than”, “exclude”, “lower than” and “more than” are exclusive.

2.	Amendments to the Appendices of the Articles of Association

2.1	Amendments to the Rules Of Procedure for Shareholders’ General Meetings

Existing Articles	Amended Articles

Article 1 These Rules are formulated in accordance with the laws and regulations and the rules and regulations governing the listed companies within and outside China, including Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, Guidelines on the Articles of Association of Listed Companies, Standards on Corporate Governance for Listed Companies, the Rules of Procedure for Shareholders’ General Meetings of Listed Companies and etc. and with the Articles and Association of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Articles”), in order to protect the lawful interest of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) and its shareholders, to clearly define the responsibilities and authority of the shareholders’ general meeting, to ensure the shareholders’ general meeting is conducted in a standardized, efficient and stable manner and to perform the functions and powers thereof according to law.	Article 1 These Rules are formulated in accordance with the laws and regulations and the rules and regulations governing the listed companies within and outside China, including the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Securities Law of the People’s Republic of China, the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies, the Standards on Corporate Governance for Listed Companies, and the Rules of Procedure for Shareholders’ General Meetings of Listed Companies and with the Articles and Association of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Articles”), in order to protect the lawful interest of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) and its shareholders, to clearly define the responsibilities and authority of the shareholders’ general meeting, to ensure the shareholders’ general meeting is conducted in a standardized, efficient and stable manner and to perform the functions and powers thereof according to law.

Article 7 The board of directors of the Company shall strictly comply with various requirements as provided in the Company Law and other laws and regulations in respect of convening the shareholders’ general meeting and shall organize the shareholders’ general meeting diligently and in a timely fashion. All directors of the Company shall fulfil their fiduciary duties for properly convening shareholders’ general meetings and shall not prevent the shareholders’ general meeting from exercising its functions and powers according to law. Directors attending such meetings shall undertake their responsibilities in good faith and ensure that the substance of the resolutions shall be true, accurate and complete. No representation which may easily result in misinterpretation thereof shall be used.	Article 7 The board of directors of the Company shall strictly comply with the relevant requirements as provided in laws, administrative regulations, the Articles of Association and these Rules in respect of convening the shareholders’ general meeting and shall ensure that the shareholders can exercise their rights in accordance with law. The board of directors of the Company shall perform their duties earnestly and organize the shareholders’ general meeting diligently and in a timely fashion. All directors of the Company shall be diligent and responsible in duty performance so as to ensure the proper convening of the shareholders’ general meeting and its fulfillment of duties and powers in accordance with law. Directors attending such meetings shall undertake their responsibilities in good faith and ensure that the substance of the resolutions shall be true, accurate and complete. No representation which may easily result in misinterpretation thereof shall be used.

Article 11 The shareholders’ general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law: (1) to determine the business objectives and investment plans of the Company; (2) to elect and replace directors, and to determine matters relating to the remuneration and liability insurance of the directors; (3) to elect and replace supervisors representing the shareholders and to determine matters relating to remuneration and liability insurance of the supervisors; (4) to consider and approve the reports of the board of directors; (5) to consider and approve the reports of the supervisory committee; (6) to consider and approve the Company’s plans for profit distribution and for making up losses; (7) to consider and approve the Company’s annual budgets and the final accounts; (8) to pass resolutions relating to the increase or reduction of the Company’s registered capital; (9) to pass resolutions relating to matters including the merger, division, dissolution, liquidation or changing of the form of the Company; (10) to pass resolutions on the issue of bonds of the Company; (11) to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms; (12) to amend the articles of association; (13) to consider motions proposed by the supervisory committee and shareholders representing more than 5% (inclusive) of the voting right of the Company; (14) to examine and approve matters relating to guarantees stipulated in Article 60 of the Articles; (15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (16) to examine and approve changes in the use of proceeds; (17) to examine and approve share incentive schemes; (18) to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;	Article 11 The shareholders’ general meeting shall be the organ of authority of the Company. It may exercise the following functions and powers according to law: (1) to determine the business objectives and investment plans of the Company; (2) to elect and replace directors, and to determine matters relating to the remuneration of the directors; (3) to elect and replace supervisors who are not staff representatives and to determine matters relating to remuneration of the supervisors; (4) to consider and approve the reports of the board of directors; (5) to consider and approve the reports of the supervisory committee; (6) to consider and approve the Company’s plans for profit distribution and for making up losses; (7) to consider and approve the Company’s annual budgets and the final accounts; (8) to pass resolutions relating to the increase or reduction of the Company’s registered capital; (9) to pass resolutions relating to matters including the merger, division, dissolution, liquidation or changing of the form of the Company; (10) to pass resolutions on the issue of bonds of the Company; (11) to pass resolutions on retaining or dismissing or ceasing to continue to retain the accounting firms; (12) to amend the Articles of Association; (13) to consider motions proposed by the board of directors, the supervisory committee and shareholders representing 3% or more of the voting right of the Company; (14) to examine and approve matters relating to guarantees stipulated in Article 60 of the Articles; (15) to consider the Company’s significant acquisition or disposal of material assets conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (16) to examine and approve changes in the use of proceeds; (17) to examine and approve share incentive schemes; (18) to authorize or entrust the board of directors to handle all such matters as authorized or entrusted by it;

(19) to determine any other matters as required in accordance with the laws, administrative regulations and the Articles; The shareholders’ general meeting shall exercise its functions and powers to the extent as permitted by the Company Law. It shall not interfere with shareholders in respect of their own rights.	(19) to resolve other matters of the Company as required to be resolved in shareholders’ general meetings in accordance with laws, administrative regulations, rules and regulations of authorised departments, the Articles of Association and these Rules.

Article 12 Matters which, in accordance with laws, administrative regulations, rules and regulations of authorized departments and provisions of the Articles of Association, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.	Article 12 Matters which, in accordance with laws, administrative regulations, the rules and regulations of authorized departments and the provisions of the Articles of Association and these Rules, fall within the scope of the authority of the shareholders’ general meeting must be examined at such meeting so as to safeguard the decision-making power of the shareholders of the Company on such matters.

Chapter 4, Section 1 Proposing, seeking and considering motions	Chapter 4, Section 1 Proposing and seeking motions

Article 15 Motions put forward in a shareholders’ general meeting shall be specific and shall relate to the matters which shall be discussed at a shareholders’ general meeting.	Article 15 The content of the motions put forward in a shareholders’ general meeting shall fall within the scope of the duties and powers of the shareholders’ general meeting, and shall contain clear and definite items for discussion and specific matters to be resolved on, and shall comply with the relevant provisions of laws, administrative rules, the Articles of Association and these Rules.

Article 18 In the course of convening an AGM, the supervisory committee, more than one-half of the number of independent directors or shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company shall have the right to propose an ex tempore motion. In the event that a shareholder who has proposed a motion objects to decision of the board of directors on excluding the motions proposed by him from the agenda of the shareholders’ general meeting, such shareholder may request to convene an extraordinary general meeting in accordance with these Rules.	Article 18 In the course of convening a shareholders’ general meeting, the board of directors, the supervisory committee, more than one-half of the number of independent directors or shareholders who, individually or jointly, hold more than 3% of the total voting shares of the Company shall have the right to propose a motion. Shareholders individually or jointly holding more than 3% of the shares in the Company may propose an ex tempore motion ten days before the convening of a shareholders’ general meeting and make the motion to the convenor in writing. The convenor shall within two days after receiving the motion issue a supplemental notice of the shareholders’ general meeting to announce the content of the ex tempore motion. In addition to the circumstances prescribed in the preceding paragraph, after giving notice of the shareholders’ general meeting, the convenor shall not amend the motions set out in the notice of the shareholders’ general meeting or add any new motion. The shareholders’ general meeting shall not vote or resolve on any motion which is not set out in the notice of the shareholders’ general meeting or which does not comply with the provisions of Article 14 of these Rules.

Article 21 Before the chairman of the board of directors issues the notice of the board of directors convening the shareholders’ general meeting, the secretary of the board of directors may seek and collect motions from shareholders who individually hold more than 5% of the total voting rights of the Company (at the time when proposing to convene an AGM) or who individually hold more than 10% of the total voting rights of the Company (at the time when proposing to convene an extraordinary general meeting), the supervisors or independent directors and submit the same to the board of directors for consideration. Upon approval, such motions shall be treated as motions to be submitted to the shareholders’ general meeting for consideration.	Article 21 Before the chairman of the board of directors issues the notice of the board of directors convening the shareholders’ general meeting, the secretary of the board of directors may seek and collect motions from shareholders who individually hold more than 3% of the total voting rights of the Company, the supervisors or independent directors and submit the same to the board of directors for consideration. Upon approval, such motions shall be treated as motions to be submitted to the shareholders’ general meeting for consideration.

Article 23 Shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company have the right to propose an ex tempore motion at the shareholders’ general meeting. The Board of Directors shall examine and review the motion proposed by a shareholder in accordance with the following principles: (1) Relevance. The board of directors shall examine and review the proposed motions on the ex facie basis, that is, all motions to be submitted or served to the board of directors or the chairman of the shareholders’ general meeting shall be made in writing. The content of such motions shall comply with the requirements as stipulated in the laws, administrative regulations and the Articles and fall within the scope of business of the Company and within the functions and powers of the shareholders’ general meeting. Each such motion shall also have a clear topic for discussion and a specific issue for resolution. Motions which comply with the foregoing requirements shall be submitted to the shareholders’ general meeting for discussion. Motions which do not comply with the foregoing requirements shall not be submitted to the shareholders’ general meeting for discussion. If the board of directors decides not to submit such motions as proposed by the shareholders to the AGM for discussion, it shall explain or state the reasons thereof at the then AGM. (2) Procedures. The board of directors may determine procedural issues relating to proposing motions. In the event that the proposed motions are voted separately or jointly, it is necessary to obtain consent of the original proposing party in relation thereto; if the proposing party does not agree with such change, the chairman of the shareholders’ general meeting may request the AGM to determine the issues on the procedures relating thereto and conduct a discussion thereof in accordance with the procedures as determined by the AGM.	Deleted

Article 26 The convenor of the shareholders’ general meeting shall give notice of the shareholders’ general meeting. Convenors include the board of directors and shareholders who, individually or jointly, hold more than 10% of the total voting shares of the Company.	Article 25 The convenor of the shareholders’ general meeting shall give notice of the shareholders’ general meeting. Convenors include the board of directors, the supervisory committee and shareholders who, individually or jointly, hold more than 10% of the total voting shares of the Company.

Article 29 The notice of the shareholders’ general meeting shall meet the following requirements: (1) be made in writing; (2) specify the place, date and time for the meeting; (3) set out the matters to be considered in the meeting and disclose, in full, the content of all the motions being proposed. If it is necessary to change any resolutions of the preceding shareholders’ general meeting, the content of the motion proposed related thereto shall be complete, and not merely list out the content of the changes; for any matter which is incorporated in “any other business” but the content of which has not been specified, it shall not be treated as a motion and no voting shall be conducted in respect of such matter at the shareholders’ general meeting; (4) provide the shareholders such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merge with the other, repurchase its shares, restructuring its share capital or undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained; (5) if matters relating to election of directors and supervisors are proposed to be discussed at a general meeting of shareholders, detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following: 1. personal information relating to the candidates, including educational background, work experience and all other positions undertaken on a part-time basis; 2. whether the candidates are connected with the Company, its controlling shareholders or de facto controllers; 3. disclosing the candidates’ shareholdings in the Company; 4. whether the candidates have been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange.	Article 28 The notice of the shareholders’ general meeting shall meet the following requirements: (1) be made in writing; (2) specify the place, date, time, and duration for the meeting; (3) set out the matters and motions to be considered in the meeting and disclose, in full, the content of all the motions being proposed. If it is necessary to change any resolutions of the preceding shareholders’ general meeting, the content of the motion proposed related thereto shall be complete, and not merely list out the content of the changes; for any matter which is incorporated in “any other business” but the content of which has not been specified, it shall not be treated as a motion and no voting shall be conducted in respect of such matter at the shareholders’ general meeting; (4) provide the shareholders such information and explanation as necessary for them to make informed decisions in connection with the matters to be discussed; this principle includes (but is not limited to) where the Company proposes to merge with the other, repurchase its shares, restructuring its share capital or undergo other reorganization, the specific terms and conditions of the proposed transactions must be provided in detail together with copies of the contracts related thereto, if any, and the causes and effect of the same must be properly explained; (5) if matters relating to election of directors and supervisors are proposed to be discussed at a general meeting of shareholders, detailed information concerning the candidates shall be fully disclosed in the notice of the general meeting, which shall at least include the following: 1. personal information relating to the candidates, including educational background, work experience and all other positions undertaken on a part-time basis; 2. whether the candidates are connected with the Company, its controlling shareholders or de facto controllers; 3. disclosing the candidates’ shareholdings in the Company;

(6) contain a disclosure of the nature and extent of the material interests of any director, supervisor, general manager or other senior officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on interests of shareholders of the same class; (7) contain the full text of any special resolution to be proposed and approved at the meeting; (8) contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders; (9) state the shareholding record date for shareholders who have the right to attend the shareholders’ general meeting; (10) state the date and place to serve a proxy form to appoint a proxy to vote in the meeting; (11) state the name and contact numbers of the contact persons in connection with the meeting.	4. whether the candidates have been subject to any punishment by the China Securities Regulatory Commission or other relevant department or to any sanction by any stock exchange. Except where directors are to be elected through cumulative voting, each candidate for the position of supervisor or director shall be named by way of an individual motion. (6) contain a disclosure of the nature and extent of the material interests of any director, supervisor, senior officer in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders insofar as it is different from the effect on the interests of shareholders of the same class; (7) contain the full text of any special resolution to be proposed and approved at the meeting; (8) contain a clear statement that a shareholder who has the right to attend and vote at the meeting shall have the right to appoint one or more than one proxies to attend and vote at the meeting on its behalf and that such proxies need not be shareholders; (9) state the shareholding record date for shareholders who have the right to attend the shareholders’ general meeting; (10) state the date and place to serve a proxy form to appoint a proxy to vote in the meeting; (11) state the names and contact numbers of the contact persons in connection with the meeting.

A new Article 29 added In respect of a proposal made by an independent director for convening an extraordinary general meeting, the board of directors shall, in accordance with the provisions of laws, administrative regulations and these Articles, give a feedback in writing on whether it agrees or disagrees to the convening of an extraordinary general meeting within ten days after receiving the proposal. If the board of directors agrees to the convening of an extraordinary general meeting, the board of directors shall give notice of the shareholders’ general meeting within five days after its adoption of the relevant resolution. If the board of directors does not agree to the convening of an extraordinary general meeting, the board of directors shall assign and announce reasons for its decision.

A new Article 30 added The supervisory committee shall have the right to propose to the board of directors that an extraordinary general meeting be convened, and shall make the proposal in writing. The board of directors shall, in accordance with the provisions of laws, administrative regulations and these Articles, give a feedback in writing on whether it agrees or disagrees to the convening of an extraordinary general meeting within ten days after receiving the proposal. If the board of directors agrees to the convening of an extraordinary general meeting, the board of directors shall give notice of the shareholders’ general meeting within five days after its adoption of the relevant resolution. Any change to be made to the original proposal and set out in the notice shall have the consent of the supervisory committee. If the board of directors does not agree to the convening of an extraordinary general meeting, or the board of directors does not give a feedback within ten days after receiving the proposal, the board of directors shall be deemed to have been unable to or to have failed to perform its duty to convene a shareholders’ general meeting, and the supervisory committee may convene and chair the meeting on its own.

A new Article 31 added Shareholders individually or jointly holding more than 10% of the shares in the Company shall have the right to request the board of directors to convene an extraordinary general meeting, and shall make the request in writing. The board of directors shall, in accordance with the provisions of laws, administrative regulations and these Articles, give a feedback in writing on whether it agrees or disagrees to the convening of an extraordinary general meeting within ten days after receiving the proposal. If the board of directors agrees to the convening of an extraordinary general meeting, the board of directors shall give notice of the shareholders’ general meeting within five days after its adoption of the relevant resolution. Any change to be made to the original proposal and set out in the notice shall have the consent of the shareholders concerned. If the board of directors does not agree to the convening of an extraordinary general meeting, or the board of directors does not give a feedback within ten days after receiving the proposal, shareholders individually or jointly holding more than 10% of the shares in the Company shall have the right to request the supervisory committee to convene an extraordinary general meeting, and shall make the request to the supervisory committee in writing. If the supervisory committee agrees to the convening of an extraordinary general meeting, the supervisory committee shall give notice of the shareholders’ general meeting within five days after receiving the request. Any change to be made to the original proposal and set out in the notice shall have the consent of the shareholders concerned. If the supervisory committee fails to give notice of the shareholders’ general meeting within the prescribed time limit, the supervisory committee shall be deemed to have failed to convene and chair a shareholders’ general meeting, and shareholders individually or jointly holding more than 10% of the shares in the Company for 90 consecutive days may convene and chair the meeting on their own.

A new Article 32 added If the supervisory committee or shareholders decides to convene a shareholders’ general meeting on their own, the supervisory committee or shareholders shall notify the board of directors in writing and shall at the same time file a report to the local office of the China Securities Regulatory Commission and the securities exchange of the place where the Company is located for the record. Before the resolution of the shareholders’ general meeting is announced, the shareholding proportion of the convening shareholders shall not be lower than 10%. The convening shareholders shall, at the time of giving notice of the shareholders’ general meeting and announcing the resolutions of the shareholders’ general meeting, submit the relevant supporting material to the local office of the China Securities Regulatory Commission and the securities exchange of the place where the Company is located.

A new Article 33 added The board of directors or the secretary of the board of directors shall facilitate the shareholders’ general meeting convened by the supervisory committee or shareholders on their own. The board of directors shall provide the shareholder register as at the ex-rights date.

A new Article 34 added The cost which is necessarily incurred for a meeting convened by the supervisory committee or shareholders on their own shall be borne by the Company.

Article 30 The board of directors shall give notice of the shareholders’ general meeting within 15 days after receiving a written request to convene a shareholders’ general meeting from the supervisory committee which is in compliance with the requirements.	Deleted

Article 31 After receiving a written request which is in compliance with the relevant requirements and which is made by shareholder(s) who, individually or jointly, hold more than 10% of the total voting shares of the Company to convene an extraordinary general meeting, the board of directors shall give notice of the shareholders’ general meeting as soon as possible. Prior consent from the proposing shareholder(s) must be obtained for any change to the original motions specified therein. Once the notice is given, the board of directors shall not propose new motions and, unless obtaining prior consent from the proposing shareholder(s), shall neither change nor delay the time for convening the shareholders’ general meeting.	Deleted

Article 32 In the event that the board of directors does not convene a shareholders’ general meeting within 30 days after receiving a written request to convene the shareholder’s general meeting made by shareholder(s) who, individually or jointly, hold more than 10% of the total voting shares of the Company, the proposing shareholder(s) may convene an extraordinary general meeting on their own within 4 months after the receipt by the board of directors of such request. In the event that the proposing shareholder(s) decide to convene such meeting on their own, they shall inform the board of directors in writing, file such written notice to the local office of CSRC and the stock exchange for the record and thereafter give notice of convening the extraordinary general meeting. In addition to the general requirements governing the notice of the shareholders’ general meeting, such notice shall also be subject to the following requirements: (1) No new item shall be added to the proposed motions. Otherwise, the proposing shareholder(s) shall resubmit to the board of directors the request to convene the shareholders’ general meeting; (2) The meeting shall be convened at the place of domicile of the Company.	Deleted

Article 33 After giving the notice of the shareholders’ general meeting, the convenor shall not propose any new motion which has not been in such notice. When the largest shareholder proposes a new motion for distribution in the shareholders’ annual general meeting, he shall give notice of the motion to the board of directors ten (10) days before the annual shareholders’ general meeting is held and the motion shall be announced by the board of directors. Where such ten (10) days’ notice has not been given, the largest shareholder shall not propose such new motion for distribution at the annual shareholders’ general meeting.	Deleted

Article 35 After giving notice of the shareholders’ general meeting, the shareholders’ general meeting shall be convened without undue delay. In the event that the shareholders’ general meeting is required to be delayed due to special reasons, the Company shall announce the notice of the delay at least 5 working days before the date originally scheduled for convening the shareholders’ general meeting.	Article 36 After the meeting convenor gives notice of the shareholders’ general meeting, the shareholders’ general meeting shall not be deferred or cancelled without cause, and the motions set out in the notice shall not be cancelled. In the event that the shareholders’ general meeting is required to be deferred or cancelled, the meeting convenor shall make an announcement stating the reasons at least two working days before the date originally scheduled for convening the shareholders’ general meeting.

Article 39 The Company shall be responsible for preparing an attendance register, which shall be signed by the persons who attend the meeting. The attendance register shall contain the names of the people (and/or the entity) who (or which) attend the meeting, their identity card numbers, residential addresses, information to confirm the identity of the each of the shareholders (such as the shareholder’s account number), the number of voting shares held or represented, the name of the proxy (or the name of the entity which acts as the proxy) and etc.	Article 40 The Company shall be responsible for preparing a shareholder attendance register for shareholders who physically attend an on-site shareholders’ general meeting, which shall be signed by the shareholders who physically attend the on-site meeting or by the proxies of such shareholders. The shareholder attendance register for the on-site meeting shall contain the names of the people (and/or the entity) who (or which) attend the meeting, their identity card numbers, residential addresses, information to confirm the identity of the each of the shareholders (such as the shareholder’s account number), the number of voting shares held or represented, the names of the persons (or the names of the entities) which are represented by proxy, and so forth.

Article 40 Contents subject to be registered by the shareholders or proxies who attend the shareholders’ general meeting include: (1) confirmation of the identities of the shareholders or their proxies; (2) the requests to speak together with a description of the content of the speeches, if any; (3) the number of votes which the shareholders or their proxies may exercise in accordance with the number of shares they held/represented; (4) new motions, if any.	Article 41 In addition to what is stated in the preceding Article, matters which shall be registered in respect of attendance at the shareholders’ general meeting by the shareholders or their proxies include: (1) confirmation of the identities of the shareholders or their proxies; (2) requests to speak together with a description of the content of the speeches, if any; (3) numbers of votes which the shareholders or their proxies may cast in accordance with the number of shares they hold/represent; (4) new motions, if any.

Article 43 Shareholders shall appoint their proxies in writing. The content of such written proxy form shall state the following: (1) name of the proxy; (2) the number of shares represented by the relevant proxy on behalf of the principal; (3) whether or not the proxy has the right to vote; (4) instruction to vote “for”, “against” or “abstention” in respect of each matter on the agenda of the shareholders’ general meeting; (5) whether or not the proxy has the right to vote in connection with the ex tempore motions which may be put on the agenda of the shareholders’ general meeting and, if so, specific instructions on how to exercise such voting right; (6) the date of signing and the term for such proxy form; (7) signature (or seal) of the principal or its proxy who is appointed in writing and, where the principal is a legal person, the official stamp of such legal person together with the signature of its director or its duly appointed agent. The proxy form shall expressly state that the proxy entrusted by the shareholders may cast vote at its own discretion in the absence of any specific instruction from the shareholder.	Article 44 Shareholders shall appoint their proxies in writing. The content of such written proxy form shall state the following: (1) the name of the proxy; (2) the number of shares represented by the relevant proxy on behalf of the principal; (3) whether or not the proxy has the right to vote; (4) instruction to vote “for” or “against” in respect of each matter on the agenda of the shareholders’ general meeting; (5) the date of signing and the term for such proxy form; (6) signature (or seal) of the principal or its proxy who is appointed in writing and, where the principal is a legal person, the official stamp of such legal person together with the signature of its director or its duly appointed agent. The proxy form shall expressly state that the proxy entrusted by the shareholders may cast vote at its own discretion in the absence of any specific instruction from the shareholder.

Article 45 Shareholders attending the shareholders’ general meeting shall be registered. The following documents shall be provided respectively for the purposes shareholders’ registration at the meeting: (1) Natural person shareholders: their identity cards and provide materials that enable the Company to confirm his status as a shareholder shall be presented; in case of attending the meeting by proxies, such proxies shall present their identity cards, the proxy forms, and provide materials that enable the Company to confirm the principal’s status as a shareholder. (2) Legal person shareholders: their identity cards together with the valid proofs evidencing their qualification to act as legal representatives, and provide materials that enable the Company to confirm its status as a legal person shareholder; in case of attending the meeting by proxies, such proxies shall present their identity cards, proxy forms issued by the legal representatives of the legal person shareholders according to law or notarised copies of the authorization resolved by the board of directors or other decision-making bodies of the legal person shareholders, and provide materials that enable the Company to confirm its status as a legal person shareholder.	Article 46 Shareholders attending the shareholders’ general meeting shall be registered. The following documents shall be provided respectively for the purposes of shareholders’ registration at the meeting: (1) Natural person shareholders: their identity cards or other valid certification or evidence or share account cards which can show their identities shall be presented; in case of attending the meeting by proxies, such proxies shall present their identity cards, the proxy forms issued by the shareholders, and provide materials that enable the Company to confirm the principal’s status as a shareholder. (2) Legal person shareholders: in the case of authorized representatives attending the meeting, such authorized representatives shall present their identity cards together with the valid proofs evidencing their qualification to act as legal representatives, and shall provide materials that enable the Company to confirm their identities as legal person shareholders; in the case of attending the meeting by proxies, such proxies shall present their identity cards, proxy forms issued by the legal representatives of the legal person shareholders according to law or notarised copies of the authorization resolved by the board of directors or other decision-making bodies of the legal person shareholders, and shall provide materials that enable the Company to confirm their identities as legal person shareholder.

Article 49 In the event of convening a shareholders’ general meeting, the supervisors, more than one-half of the number of independent directors and shareholders who, individually or jointly, possess more than 5% of the total voting shares of the Company may propose new motions with the Company for registration. The chairman of the meeting may, in accordance with Article 23 hereof, determine whether or not to put such newly proposed motions as proposed by the shareholders on the meeting agenda. In the event of convening an extraordinary general meeting, the Company shall not accept registration of the new motions and the chairman of the meeting shall not add such new motions into the meeting agenda.	Deleted

Article 51 The chairman of the board of directors shall preside over, and act as chairman of, the shareholders’ general meeting; if for any reason the chairman of the board of directors is unable to attend the meeting, the vice chairman of the board of directors shall become the chairman of the meeting. In the event that both the chairman and the vice chairman of the board of directors are unable to attend the meeting and the chairman has not appointed any other director as chairman of the meeting, the board of directors may appoint a director of the Company to become the chairman of the meeting; in the event that the board of directors has not appointed the chairman of the meeting, shareholders attending the meeting may elect one person among them to become the chairman of the meeting; in the event that shareholders are for any reason unable to elect a chairman, the shareholder who attends the meeting with the highest number of voting shares (including his proxy) shall then become the chairman of the meeting. Article 52 Where shareholders individually or jointly holding more than 10% of the Company’s voting shares of their own motion decide to convene an extraordinary general meeting, the board of directors and secretary to the board of directors shall earnestly perform their duties. Directors and supervisors shall attend the meeting, and the secretary to the board of directors must attend the meeting to ensure the meeting is held in proper order. The meeting shall be presided over by the Chairman, who shall also act as the chairman of the meeting. If the Chairman is unable to attend the meeting for any reason, the Vice Chairman shall act as the chairman of the meeting. If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not designated a person to act as chairman of the meeting, the board of directors may designate a director of the Company to so act. If the board of directors is unable to designate a director to chair the shareholders’ general meeting, the proposing shareholder shall take the chair after filing a report with the branch of the securities regulatory authority of the State Council of the locality of the Company.	Article 51 The chairman of the board of directors shall preside over the shareholders’ general meeting. If the chairman of the board of directors is unable to or does not perform duties for some reason, the meeting shall be presided over by the vice-chairman (If the Company has two or more vice-chairmen, the meeting shall be presided over by the vice-chairman jointly elected by more than half of the directors.). If the vice-chairman is unable to or does not perform duties, the meeting shall be presided over by a director jointly elected by more than half of the directors. A shareholders’ general meeting convened by the supervisory committee on its own shall be presided over by the chairman of the Supervisory Committee. If the chairman of the Supervisory Committee is unable or fails to perform duties, the meeting shall be presided over by a supervisor jointly elected by more than half of the directors. A shareholders’ general meeting convened by the shareholders on their own shall be presided over by a representative elected by the convenors. When a shareholders’ general meeting is convened, if the chairman of the meeting contravenes the rules of procedure and the shareholders’ general meeting cannot proceed as a result, upon the consent of more than half of the shareholders who physically attend the shareholders’ general meeting and have voting right, the shareholders’ general meeting may elect one person to preside over and proceed with the meeting.

Article 53 The chairman of the meeting may, being aware that all persons attending the meeting are in compliance with the legal requirements and that the registration on new motions and shareholders’ request to speak are completed, declare the meeting to convene at the time as scheduled in the notice, or at a later time in the event of any of the following circumstances: (1) when the equipment placed at the meeting venue is out of order such that the meeting cannot proceed as usual; (2) when any matters of material importance take place affecting the proceeding of the meeting.	Article 52 The chairman of the meeting may, being aware that all persons attending the meeting are in compliance with the legal requirements and that the registration of shareholders’ request to speak are completed, declare the opening of the meeting at the time as scheduled in the notice, or at a later time in the event of any of the following circumstances: (1) when the equipment placed at the meeting venue is out of order such that the meeting cannot proceed as usual; (2) when any matters of material importance take place affecting the normal proceeding of the meeting.

Article 54 After the chairman of the meeting has declared the meeting officially open, he shall first announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Thereafter, he shall read out the agenda as set out in the notice and inquire whether or not the shareholders attending the meeting have any objection to the voting order for the motions. If the meeting convened is an AGM, the chairman of the meeting shall also inquire whether or not the supervisory committee, more than one-half of the number of independent directors or shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company need to submit new motions. In the event that a shareholder submits a new motion, the chairman of the meeting shall decide whether or not to accept such motion in accordance with Article 23 hereof. In the event that the board of directors or the chairman of the meeting determines not to put such motions as proposed by the supervisory committee or the shareholders on the agenda of the AGM, an explanation or description relating thereto shall be given during such AGM. At an extraordinary general meeting, no person shall have the right to request consideration of any new motion which has not been contained in the notice of the shareholders’ general meeting.	Article 53 After the chairman of the meeting has declared the meeting officially open, he shall first announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Thereafter, he shall read out the agenda as set out in the notice and inquire whether or not the shareholders attending the meeting have any objection to the voting order for the motions.

Article 55 After the chairman of the meeting finishes his inquiries on the meeting agenda, he may start to read the motions or authorise a person to read them out and, when necessary, make an explanation on the motions in accordance with the following requirements: (1) in the event that the motion is proposed by the board of directors, the chairman of the board of directors or other persons entrusted by him shall make an explanation in relation thereto; (2) in the event that the motion is proposed by the supervisory committee or shareholders who, individually or jointly, hold more than 5% of the total voting shares of the Company, the said person or its legal representative or a proxy who is lawfully and validly authorized by a shareholder shall give an explanation in relation thereto.	Article 54 After the chairman of the meeting finishes his inquiries on the meeting agenda, he may start to read the motions or entrust a person to read them out and, when necessary, make an explanation on the motions in accordance with the following requirements: (1) in the event that the motion is proposed by the board of directors, the chairman of the board of directors or other persons entrusted by him shall make an explanation in relation thereto; (2) in the event that the motion is proposed by the supervisory committee or shareholders who, individually or jointly, hold more than 3% of the total voting shares of the Company, the said person or its legal representative or a proxy who is lawfully and validly authorized by a shareholder shall give an explanation in relation thereto.

Article 61 Matters not covered in the notice of an extraordinary shareholders’ general meeting shall not be resolved upon at the meeting, In the course of considering the content of the motions as set out in the notice of extraordinary general meeting, no alteration shall be made to motions relating to the following issues: (1) an increase or reduction of the registered capital; (2) the issuance of corporate bonds; (3) division, merger, dissolution or liquidation of the Company; (4) amendments to the Articles of Association; (5) plans for profit distribution and for making up losses of the Company; (6) appointment or removal of the members of the board of directors and supervisory committee; (7) changes in the use of proceeds from share offerings; (8) connected transactions which are subject to be considered during the shareholders’ general meeting; (9) matters relating to the acquisition or sale of assets which are subject to be considered during the shareholders’ general meeting; (10) dismissal of the accounting firm. Any change of the foregoing shall be deemed to be a new motion, which shall not be voted at the then shareholders’ general meeting. The shareholders’ general meeting shall vote on all motions that are put on the agenda one-by-one. Voting of the same shall neither be put on hold nor be refused for any reason. In the event that different motions are proposed for the same matters, voting on such motions shall be conducted based on the order of the time of proposing such motions to the shareholders’ general meeting.	Article 60 Matters not covered in the notice of a shareholders’ general meeting shall not be resolved upon at the meeting. In the course of considering the content of the motions as set out in the notice of a shareholders’ general meeting, no alteration shall be made to the content of the motions. If any alteration is made, the alteration shall be deemed to be a new motion which shall not be voted upon at the shareholders’ general meeting. Except in the case of the cumulative voting system, the shareholders’ general meeting shall vote on all motions that are put on the agenda one-by-one. Except in the case of force majeure or other special reasons which lead to suspension of the shareholders’ general meeting or its failure to adopt a resolution, voting on the same shall neither be put on hold nor be refused for any reason. In the event that different motions are proposed for the same matters, voting on such motions shall be conducted based on the order of the time of proposing such motions to the shareholders’ general meeting.

Article 66 Resolutions of the shareholders’ general meeting shall be classified as ordinary resolutions and special resolutions. (1) Ordinary resolutions 1. An ordinary resolution at a shareholders’ general meeting shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting. 2. The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting: (i) working reports of the board of directors and the supervisory committee; (ii) plans for profit distribution and recovery of losses prepared by the board of directors; (iii) matters relating to methods of appointment and removal of the members of the board of directors and the supervisory committee, their remuneration, payment methods and liability insurance; (iv) the annual budget, balance sheet, profit and loss statements and other financial statements of the Company; (v) annual reports of the Company; (vi) matters other than those required by law, administrative regulations or the Articles to be adopted by special resolutions.	Article 65 Resolutions of the shareholders’ general meeting shall be classified as ordinary resolutions and special resolutions. (1) Ordinary resolutions 1. An ordinary resolution at a shareholders’ general meeting shall be passed by votes representing the majority of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting. 2. The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting: (i) working reports of the board of directors and the supervisory committee; (ii) plans for profit distribution and plans for making up losses prepared by the board of directors; (iii) matters relating to methods of appointment and removal of the members of the board of directors, members of the supervisory committee who are not employee representatives, and the remuneration, payment methods and liability insurance of all directors and supervisors; (iv) the annual budget, balance sheet, profit and loss statements and other financial statements of the Company; (v) annual reports of the Company; (vi) matters other than those required by law, administrative regulations or the Articles of Association and these Rules to be adopted by special resolutions.

(2) Special resolutions 1. A special resolution at a shareholders’ general meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting. 2. The following matters shall be resolved by a special resolution at a shareholders’ general meeting: (i) an increase of reduction of the share capital of the Company and the issue of any class of shares, warrants and other similar securities; (ii) issuance of corporate bonds; (iii) division, merger, dissolution or liquidation of the Company; (iv) amendment to the Articles of Association; (v) the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (vi) share incentive schemes; and (vii) any other matter, being considered at a shareholders’ general meeting by way of an ordinary resolution, which may have a material impact on the Company and which is necessary to be adopted by a special resolution.	(2) Special resolutions 1. A special resolution at a shareholders’ general meeting shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies authorized by the shareholders) attending the meeting. 2. The following matters shall be resolved by a special resolution at a shareholders’ general meeting: (i) an increase of reduction of the share capital of the Company and the issue of any class of shares, warrants and other similar securities; (ii) issuance of corporate bonds; (iii) division, merger, dissolution, liquidation or change of the form of the Company; (iv) amendment to the Articles of Association; (v) the Company’s significant acquisition or disposal of material assets or provision of guarantees conducted within the period of one year with a value exceeding 30% of the latest audited total assets of the Company; (vi) share incentive schemes; and (vii) any other matter which is necessary to be adopted by way of a special resolution, as stipulated by laws, administrative regulations or the Articles of Association, or considered at a shareholders’ general meeting by way of an ordinary resolution as having a material impact on the Company.

Article 68, first paragraph Affected class shareholders shall have the right to vote on matters involving sub-paragraphs (2) to (8) and (11) to (12) of Article 25 hereof, regardless of whether or not they originally have the right to vote at the class meeting for class shareholders; provided that interested shareholders shall not have any right to vote at the class meeting for the class shareholders.	Article 67, first paragraph Affected class shareholders shall have the right to vote on matters involving sub-paragraphs (2) to (8) and (11) to (12) of Article 24 hereof, regardless of whether or not they originally have the right to vote at the class meeting for class shareholders; provided that interested shareholders shall not have any right to vote at the class meeting for the class shareholders.

Article 71 Shareholders shall, as required, carefully complete the ballot papers and put such ballot papers into a ballot box. Any ballot paper which is left blank or is not duly completed or the handwriting thereon is found to be illegible or which is not cast shall deemed to be an abstention of voting by the shareholder and the votes represented thereon shall not be counted in the total number of valid votes.	Article 70 Shareholders present at the shareholders’ general meeting shall express one of the following opinions on the motion put forward for voting: “for”, “against”, or “abstention”. Shareholders shall, as required, carefully complete the ballot papers and put such ballot papers into a ballot box. Any ballot paper which is left blank or is not duly completed or the handwriting thereon is found to be illegible or which is not cast shall be deemed to be an abstention of voting by the voter and the votes represented thereon shall not be counted in the total number of valid votes.

Article 72 Before a resolution is decided on a motion at a general meeting of shareholders, two representatives of the shareholders shall be nominated to participate in counting the votes as well as supervising the counting process. If a shareholder is interested in the matters under consideration, the relevant shareholder and his proxies shall not participate in counting the votes or supervising the counting process. At the time of deciding on a motion by voting at a general meeting, legal advisers, representatives of shareholders and representatives of supervisors shall participate in counting the votes as well as supervising the counting process. They shall announce the voting results to the meeting. The voting results in connection with the resolution shall be recorded in the minutes. Where the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to a casting vote.	Article 71 Before a vote was taken on a motion at the shareholders’ general meeting, two representatives of the shareholders shall be nominated to participate in the counting of votes as well as scrutinizing the counting process. If a shareholder is interested in the matter under consideration, the relevant shareholder and his proxies shall not participate in the counting of votes or scrutinize the counting process. At the time of a vote was taken on a motion by voting at the shareholders’ general meeting, legal advisers, representatives of shareholders and representatives of supervisors shall jointly be responsible for the counting of votes as well as scrutinizing the counting process. They shall announce the voting results to the meeting. The voting results in connection with the resolution shall be recorded in the minutes. Shareholders of the Company who vote via a network or other means, or the proxies of such shareholders, shall have the right to check their own voting results through a corresponding voting system. Where the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to a casting vote.

Article 74, items (2) and (7) (2) the name of the chairman of the meeting as well as those of the directors, supervisors, general manager and other senior officers who attend the meeting as attendees and participants; (7) other contents which should be recorded in the minutes as provided for in the Articles.	Article 73, items (2) and (7) (2) the name of the chairman of the meeting as well as those of the directors, supervisors, and senior officers who attend the meeting as attendees and non-voting attendees; (7) other contents which should be recorded in the minutes as provided for in the Articles of Association.

Article 76 The board of directors of the Company shall retain, according to law, legal advisers to attend the shareholders’ general meeting and to advise the Company on the following issues which shall be incorporated into the shareholders’ resolutions for announcement purposes: (1) whether the procedures for convening and holding a shareholders’ general meeting comply with the requirements of the laws and regulations and the Articles; (2) whether attendees or the convenor of a general meeting meet the requisite legal requirements; (3) verification of the eligibility of the shareholders who propose new motions at the general meeting; (4) whether the voting procedures for and the voting results of the general meeting are lawful and valid; (5) issuance of any legal opinions on other relevant issues at the request of the Company. For an extraordinary general meeting chaired by the proposing shareholder, such proposing shareholder shall, according to law, retain a lawyer to issue the attested legal opinion as provided in the preceding paragraphs. The procedures for convening the said meeting shall also comply with the relevant requirements of the laws and regulations and these Rules.	Article 75 The board of directors of the Company shall retain, according to law, legal advisers to attend the shareholders’ general meeting and to advise the Company on the following issues which shall be incorporated into the shareholders’ resolutions for announcement purposes: (1) whether the procedures for convening and holding the shareholders’ general meeting comply with the requirements of the laws and regulations, the Articles and these Rules; (2) whether attendees or the convenor of a general meeting meet the requisite legal requirements; (3) whether the voting procedures for and the voting results of the general meeting are lawful and valid; (4) issuance of any legal opinions on other relevant issues at the request of the Company. For an extraordinary general meeting chaired by the proposing shareholder, such proposing shareholder shall, according to law, retain a lawyer to issue the attested legal opinion as provided in the preceding paragraphs. The procedures for convening the said meeting shall also comply with the relevant requirements of the laws and regulations and these Rules.

Article 79 In the event that the shareholders’ general meeting has been adjourned for more than one working day due to event of force majeure or other unforeseeable reasons such that the meeting fails to convene as usual or fails to reach any resolution, the board of directors of the Company shall explain to the stock exchange the reasons and make an announcement. The board of directors of the Company is obliged to take necessary measures to resume the shareholders’ general meeting as soon as possible.	Article 78 In the event that the shareholders’ general meeting has been adjourned due to an event of force majeure or other special reasons such that the meeting has to be suspended or fails to reach any resolution, the convenor shall take necessary measures to resume the shareholders’ general meeting as soon as possible or directly terminate the shareholders’ general meeting. The convenor shall also make a report to the China Securities Regulatory Commission Shanghai Securities Regulatory Bureau and the stock exchange.

Article 81 The number of shareholders (or their authorized proxies) attending the meeting, ratio of the number of shares held by such shareholders (or represented by such proxies) to the total number of voting shares of the Company, the voting method and the results of the polls for every motion shall be stated clearly in the announcement of the resolutions of the shareholders’ general meeting. For resolutions of a motion proposed by a shareholder, the name and the shareholding of the proposing shareholder together with the contents of the motion shall be specified. In the event that a motion proposed by a shareholder has not been included in the agenda of the AGM, an announcement on the content of the motion and a statement made by the board of directors and the chairman of the meeting during the AGM shall be made together with the resolutions of the shareholders’ general meeting. In the event that the board of the directors or the chairman of the meeting decides not to include the motion proposed by the supervisory committee or the independent directors or the shareholders into the agenda of the AGM, the board of directors or the chairman of the meeting shall explain and specify the reasons during the AGM. The content of such motion and the statement made by the board of directors or the chairman of the meeting shall, together with the resolutions of the shareholders’ general meeting, be announced after the shareholders’ general meeting. In the event that a motion in connection with the meeting has not been adopted or the resolutions of the preceding shareholders’ general meeting have been changed at the current shareholders’ general meeting, the board of directors shall specify the same in the announcement of the resolutions of the shareholders’ general meeting. The announcement of the resolutions of the shareholders’ general meeting shall be published in the designated newspapers and on the Company’s website.

Articles 80 and 81 Article 80 The number of shareholders (or their authorized proxies) attending the meeting, the total number of the voting shares held by such shareholders (or represented by such proxies) and the proportion of such shares to the total number of voting shares of the Company, the voting method and the results of the polls for every motion shall be stated clearly in the announcement of the resolutions of the shareholders’ general meeting. For resolutions of a motion proposed by a shareholder, the name and the shareholding of the proposing shareholder together with the contents of the motion shall be specified.

Article 81 In the event that a motion in connection with the meeting has not been adopted or the resolutions of the preceding shareholders’ general meeting have been changed at the current shareholders’ general meeting, the board of directors shall state the same in the announcement of the resolutions of the shareholders’ general meeting. The announcement of the resolutions of the shareholders’ general meeting shall be published in the designated newspapers and on the Company’s website.

2.2 Amendments to the Rules of Procedure for Board of Directors’ Meetings

Existing Articles	Amended Articles

Article 1 In order to ensure that the board of directors (hereinafter referred to as the “Board”) of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) fulfils its duties and responsibilities conferred by the shareholders as a whole and is able to carry out discussions efficiently and make resolutions in a scientific, prompt and prudential manner and in order to standardize the operating procedures of the Board, these Rules are formulated in accordance with the laws, rules and regulations governing the listed companies within and outside China, including Company Law of the People’s Republic of China, the Mandatory Provisions for Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies, the Standards on Corporate Governance for Listed Companies, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, and the Articles and Association of the Company (hereinafter referred to as the “Articles”).	Article 1 In order to ensure that the board of directors (hereinafter referred to as the “Board”) of Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company”) fulfils the duties and responsibilities conferred by the shareholders as a whole and is able to carry out discussions efficiently and make resolutions in a scientific, prompt and prudential manner and in order to standardize the operating procedures of the Board, these Rules are formulated in accordance with the laws, rules and regulations governing the listed companies within and outside China, including the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Mandatory Provisions for Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies, and the Standards on Corporate Governance for Listed Companies, and the Articles and Association of the Company (hereinafter referred to as the “Articles”).

Article 3, item (2) of the Third Paragraph (2) Major responsibilities of the remuneration committee are: (i) to consider the standards of evaluation of directors, general manager and other senior officers, to conduct evaluation and to provide recommendations in connection therewith; and (ii) to consider and develop the remuneration policies and proposals for the directors, general manager and other senior officers.	Article 3, item (2) of the Third Paragraph (2) Major responsibilities of the remuneration committee are: (i) to consider the standards of evaluation of directors and senior officers, to conduct evaluation and to provide recommendations in connection therewith; and (ii) to consider and develop the remuneration policies and proposals for the directors and senior officers.

Article 7 The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules, regulations of the competent government department(s) and the Articles of Association to submit to the shareholders in general meetings for determination (including matters proposed by two or more than half of the independent directors). The board of directors shall examine the provisional motions put forward by shareholders individually or jointly holding more than 5% of the Company’s voting shares at the shareholders’ annual general meeting (the “AGM”) according to the standard of “relevance” as set out in the Rules of Procedure for Shareholders’ General Meetings, and to decide whether to submit the provisional motions to the AGM for examination.	Article 7 The board of directors shall examine and resolve on matters which the board of directors is required by laws, administrative rules and the Articles of Association to submit to the shareholders’ general meeting for determination (including matters proposed by more than half of the independent directors).

Article 10 Power and authorities of the Board in relation to non-connected transactions: (1) When entering into any non-connected transaction as referred to in the “Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange” not requiring the examination and approval of the Company’s shareholders’ general meeting, the Company shall calculate the following five test indicators: (i) total assets ratio: derived from dividing the total value of the assets (the higher of book value and appraised valued) involved in the transaction by the latest audited total assets value of the Company; (ii) transaction value ratio: derived from dividing the consideration of the transaction (taken into the account of the indebtedness and expenses incurred) by the latest audited total net assets value of the Company; (iii) profit ratio: derived from dividing the absolute value of the profit derived from the transaction by the absolute value of the latest audited net profit of the Company; (iv) ratio of income from principal operations: derived from dividing the absolute value of the income derived from the relevant principal operations which is the subject of the transaction for the latest financial year by the absolute value of the income from principal operations of the Company for the latest financial year; (v) ratio of net profit derived from the subject of the transaction: derived from dividing the absolute value of the net profit for the latest financial year relating to the subject of the transaction by the absolute value of the audited net profit of the Company; (2) The Board shall examine and approve any transaction of which the total assets ratio as set forth in (i) of paragraph (1) above is not less than 10%, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 1%, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than 1%. (3) The Board shall examine and approve any transaction of which the transaction value ratio as set forth in (ii) of paragraph (1) above is not less than 10% and the absolute value of the transaction amount is not less than RMB10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the transaction amount is less than RMB10 million and not less than RMB5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee.	Article 10 Power and authorities of the Board in relation to non-connected transactions: (1) When entering into any non-connected transaction as referred to in the Listing Rules Governing the Listing of Shares on the Shanghai Stock Exchange not requiring the examination and approval of the Company’s shareholders’ general meeting, the Company shall calculate the following five test indicators: (i) total assets ratio: derived from dividing the total value of the assets (the higher of the book value and the appraised value, if both exist) involved in the transaction by the latest audited total assets value of the Company; (ii) transaction value ratio: derived from dividing the consideration of the transaction (taken into account the indebtedness and expenses borne) by the latest audited total net assets value of the Company; (iii) profit ratio: derived from dividing the absolute value of the profit derived from the transaction by the absolute value of the latest audited net profit of the Company; (iv) ratio of income from principal operations: derived from dividing the absolute value of the income derived from the relevant principal operations which is the subject of the transaction (such as equity) for the latest financial year by the absolute value of the income from principal operations of the Company for the latest financial year; (v) ratio of net profit derived from the subject of the transaction: derived from dividing the absolute value of the net profit for the latest financial year relating to the subject of the transaction by the absolute value of the audited net profit of the Company; (2) The Board shall examine and approve any transaction of which the total assets ratio as set forth in (i) of paragraph (1) above is less than 50% but not less than 10%, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 1%, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than 1%. (3) The Board shall examine and approve any transaction of which the transaction value ratio as set forth in (ii) of paragraph (1) above is less than 50% and the absolute amount does not exceed RMB50 million but not less than 10% and the absolute value of the transaction amount is not less than RMB10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the transaction amount is less than RMB10 million and not less than RMB5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval.

(4) The Board shall examine and approve any transaction of which the ratio of profit derived from the transaction as set forth in (iii) of item (1) above is not less than 10% and the absolute value of the profit derived from the transaction is not less than RMB1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the profit derived from the transaction is less than RMB1 million and not less than RMB0.5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee. (5) The Board shall examine and approve any transaction of which the ratio of income from principal operations as set forth in (iv) of item (1) above is not less than 10% and the absolute value of the transaction amount is not less than RMB10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the income from principal operations for the latest financial year of the subject of the transaction is less than RMB10 million and not less than RMB5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee. (6) The Board shall examine and approve any transaction of which the ratio of net profit derived from the subject of the transaction as set forth in (v) of item (1) above is not less than 10% and the absolute value of the net profit from the subject of the transaction is not less than RMB1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the net profit derived from the subject of the transaction is less than RMB1 million and not less than RMB0.5 million, and shall authorize the general manager to examine and approve any transaction of which the ratio is less than the limit on the power of the executive director committee.	(4) The Board shall examine and approve any transaction of which the ratio of profit derived from the transaction as set forth in (iii) of item (1) above is less than 50% and the absolute amount does not exceed RMB5 million but not less than 10% and the absolute value of the profit derived from the transaction is not less than RMB1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the profit derived from the transaction is less than RMB1 million and not less than RMB0.5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval. (5) The Board shall examine and approve any transaction of which the ratio of income from principal operations as set forth in (iv) of item (1) above is less than 50% and the absolute amount does not exceed RMB50 million but not less than 10% and the absolute value of the transaction amount is not less than RMB10 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the income from principal operations for the latest financial year of the subject of the transaction is less than RMB10 million and not less than RMB5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval. (6) The Board shall examine and approve any transaction of which the ratio of net profit derived from the subject of the transaction as set forth in (v) of item (1) above is less than 50% and the absolute amount does not exceed RMB5 million but not less than 10% and the absolute value of the net profit from the subject of the transaction is not less than RMB1 million, and shall authorize the executive director committee to examine and approve any transaction of which the ratio is less than 10% and not less than 5% or the absolute value of the net profit derived from the subject of the transaction is less than RMB1 million and not less than RMB0.5 million, and shall authorize the general manager to examine and approve any transaction falling below the above-mentioned level which requires the executive director committee to conduct an examination and approval.

Article 21 The board of directors’ meetings shall be divided into regular meetings and interim meetings according to the regularity of such meetings.	Article 21 The board of directors’ meetings shall be divided into regular meetings of the board of directors and interim meetings of the board of directors according to the regularity of such meetings.

Article 23 The chairman of the board of directors shall convene an extraordinary board of directors’ meeting within ten working days in any one of the following events: (1) shareholders representing not less than one-tenth of the voting rights requisition a meeting; (2) not less than one-third of the directors together requisition a meeting; (3) not less than one-half of the independent directors together requisition a meeting; (4) the supervisory committee requisitions a meeting.	Article 23 The chairman of the board of directors shall convene an extraordinary board of directors’ meeting within ten working days after receiving the relevant proposal in any one of the following events: (1) shareholders representing not less than one-tenth of the voting rights requisition a meeting; (2) not less than one-third of the directors together requisition a meeting; (3) not less than one-half of the independent directors together requisition a meeting; (4) the supervisory committee requisitions a meeting.

Article 28 Convening Meetings A board of directors’ meeting shall be convened by the chairman of the board of directors, who shall also approve the issue of the notice convening the meeting. If the chairman of the board of directors is unable to convene the meeting due to special reasons, he shall designate the vice-chairman or other director(s) to convene the meeting. Where with no reason the chairman fails to convene a meeting or designate specific personnel to act on his behalf, a director chosen by the vice-chairman and one-half of the directors jointly shall convene the meeting. The convenor of the meeting shall be responsible for approving the issue of the notice of the meeting.	Article 28 Convening Meetings A board of directors’ meeting shall be convened by the chairman of the board of directors, who shall also sign and issue the notice convening the meeting, and the vice chairman shall assist the chairman in his work. If the chairman of the board of directors, without reason, does not convene the meeting, or is unable to convene the meeting due to special reasons, the meeting shall be convened by the vice chairman (If the Company has two or more vice chairmen, the meeting shall be convened by the vice chairman who is jointly elected by more than half of the directors.). If the vice chairman is unable to or does not convene the meeting, the meeting shall be convened by the director who is jointly elected by more than half of the directors. The convenor of the meeting shall be responsible for signing and issuing the notice of the meeting.

Article 31 Attendance at Meetings Meetings of the board shall be held only if more than half of the directors are present. Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend in person, he shall appoint another independent director to attend on his behalf). The power of attorney shall set out the name of the attorney, the particulars and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal. In the event that an independent director does not attend three consecutive board of directors meetings or if the other directors do not attend two consecutive board of directors meetings and do not authorize another director to attend on their behalf, this will be regarded as a dereliction of duty, and the board of directors should recommend to the shareholders’ general meeting to have such directors dismissed. The board of directors’ meeting shall be chaired by the chairman of the board of directors. Where circumstances preclude the chairman from chairing the meeting he may designate the vice-chairman or other directors to act on his behalf. Where the chairman of the board fails to chair the meeting without reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman or more than half of the directors shall chair the meeting. Upon the expiry of the term of office of the directors and the re-election of the new directors at the shareholders’ general meeting, the director who obtains the largest number of votes at such re-election (or if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new board of directors shall be elected.	Article 31 Attendance at Meetings Meetings of the board shall be held only if more than half of the directors are present. Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend the meeting in person, he shall appoint another independent director to attend the meeting on his behalf). The power of attorney shall set out the name of the attorney, the particulars of items entrusted and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal. In the event that an independent director does not attend three consecutive board of directors meetings in person or if the other directors do not attend two consecutive board of directors meetings in person and do not appoint another director to attend on their behalf, this will be regarded as a dereliction of duty, and the board of directors should recommend to the shareholders’ general meeting to have such directors removed. The board of directors’ meeting shall be chaired by the chairman of the board of directors. The vice chairman shall assist the chairman in his work. If the chairman of the board of directors, without reason, does not chair the meeting, or is unable to chair the meeting due to special reasons, the meeting shall be chaired by the vice chairman (If the Company has two or more vice chairmen, the meeting shall be chaired by the vice chairman who is jointly elected by more than half of the directors). If the vice chairman is unable to or does not chair the meeting, the meeting shall be chaired by a director who is jointly elected by more than half of the directors.

Article 33 Voting on Motions In reviewing the motions at the board of directors’ meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting. The directors who are acting as proxies of others shall exercise the voting rights within the scope of such authorisation. Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.	Article 33 Voting on Motions In reviewing the motions submitted to the board of directors’ meeting, all attending directors shall express their opinions in respect of approval or objection to such motions or abstention from voting. The directors who are acting as proxies of others shall exercise the voting rights within the scope of such authorisation. Where a director is not present at a board of directors’ meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

In reaching resolutions by the board of directors, except for the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors: (1) to formulate proposals for the financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of securities of any kind (including, without limitation, debentures of the Company) and their listing, and any repurchase of the shares of the Company; (2) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company; (3) to formulate proposals for any amendment to the Company’s Articles of Association. (4) to decide on, within the scope of authority conferred upon it by the shareholders’ general meeting, issues relating to the provision by the Company of guarantee to a third party. Resolutions of the board of directors may be decided on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to a casting vote. A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where not less than half of the disinterested directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the disinterested directors of the Company. If the number of disinterested directors present at is less than 3, the matters shall be presented to the shareholders for consideration at a general meeting.	Regarding the resolutions to be passed by the board of directors, except for the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, other matters shall be passed with the consent of more than one-half of the directors (provided that, where any guarantee is to be provided to any external party, the resolution shall be passed by the consent of more than two-thirds of the directors): (1) plans for formulating the financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of securities of any kind (including, without limitation, debentures of the Company) and their listing, and any repurchase of the shares of the Company; (2) plans for formulating significant acquisition or disposal, and plans for merger, division, dissolution or change of the form of the Company; (3) plans for formulating amendments to the Company’s Articles of Association. Vote on resolutions of the board of directors may be taken on a poll or show of hands. Each director shall have one vote. Where the votes for and against a resolution are equal, the chairman of the board of directors is entitled to a casting vote. A director shall not be entitled to vote, whether for himself or on behalf of another director, on (nor shall be counted in the quorum in relation to) any resolution of the board in respect of any contract, transaction or arrangement in which he or any of his associates as defined in the Listing Rules (“Associate”) has any material interest. A board meeting in respect of any contract, transaction or arrangement in which a director or any of his Associates has any material interest can be convened where not less than half of the unaffiliated directors of the Company attend the meeting and any such resolutions shall be passed by at least half of the unaffiliated directors of the Company. If the number of unaffiliated directors present is less than 3, the matters shall be submitted to the shareholders general meeting for consideration. If a director is affiliated to a matter to be resolved on at a board of directors’ meeting, such director shall not exercise its voting right on the resolution, nor shall such director exercise the voting right of any other director as the latter’s proxy. The board of directors’ meeting may be held if more than half of the unaffiliated directors are present, and the resolution adopted at the board of directors’ meeting shall be passed only with the consent of more than half of the unaffiliated directors who are present. If the number of unaffiliated directors present at the board of directors’ meeting is less than three, the matter shall be submitted to the shareholders’ general meeting for discussion and approval.

Article 34 Responsibilities of directors for board resolutions A written resolution of the board of directors shall not take effect as a resolution of the board of directors if it has not been formulated in accordance with the stipulated procedures, notwithstanding all the directors have already expressed their opinions in different ways. The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who votes for a resolution which contravenes the laws, administrative regulations or the Articles of Association thus causing serious damage to the Company shall be directly liable (including for compensation of damages) for all losses incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability. A director who abstains, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, cannot avoid liability. A director who explicitly expresses his objection in the course of discussion but fails to cast an objection vote in the voting cannot avoid liability.	Article 34 Responsibilities of directors for board resolutions A written resolution of the board of directors shall not be legally effect as a resolution of the board of directors if it has not been formulated in accordance with the stipulated procedures, notwithstanding that all the directors have already expressed their opinions in different ways. The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who participates in a resolution which contravenes the laws, administrative regulations, the Articles of Association or resolutions of the shareholders’ general meeting thus causing serious damage to the Company shall be directly liable (including compensation of damages) for all losses incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability. A director who abstains, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, cannot avoid liability. A director who explicitly expresses his objection in the course of discussion but fails to cast an objection vote in the voting cannot avoid liability.

Article 35 Resolutions of the Meeting The board of directors’ meeting should normally resolve on all the matters examined at the meeting. A resolution on the Company’s connected transactions shall not be valid until it is signed by all directors. The independent directors’ opinions shall be set out in the resolutions of the board of directors meetings.	Article 35 Resolutions of the Meeting The board of directors’ meeting should normally resolve on all the matters examined at the meeting. A resolution on the Company’s connected transactions shall not be valid until it has the consent of all independent directors. The independent directors’ opinions shall be set out in the resolutions of the board of directors’ meetings.

Article 40 The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and submitted to the shareholders’ general meeting for approval thereafter: (1) the formulation of the Company’s annual preliminary and final budgets; (2) the formulation of Company’s profit distribution proposals and loss recovery proposals; (3) the increase or reduction of the registered capital of the Company and the issue of debentures or other securities and their listing, and any repurchase of the shares of the Company; (4) the formulation of plans for merger, division or dissolution of the Company; (5) the formulation of proposals for any amendment to the Articles of Associations; and (6) any proposal to be submitted to the shareholders in general meeting for the appointment or replacement of the accounting firm auditing the accounts of the Company.	Article 40 The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and submitted to the shareholders’ general meeting for approval thereafter: (1) formulation of the Company’s annual preliminary and final budgets; (2) formulation of the Company’s profit distribution plans and plans for making up losses; (3) increase or reduction of the registered capital of Company and issue of debentures or other securities of the Company and their listing, and any repurchase of the shares of the Company; (4) formulation of plans for merger, division or dissolution of the Company; (5) formulation of plans for any amendment to the Articles of Associations; and (6) any proposal to be submitted to the shareholders’ general meeting for the appointment or replacement of an accounting firm auditing the accounts of the Company.

2.3 Amendments to the Rules of Procedure for Supervisory Committee Meetings

Existing Articles	Amended Articles

Article 1 In order to safeguard the interests of the shareholders and employees of the Company and improve the Company’s internal supervision and control mechanisms, these Rules governing the work of the Supervisory Committee of this Company are hereby amended in accordance with the Company Law of the People’s Republic of China, the Provisional Regulations on Supervisory Committees of State Enterprises and the Guidelines on the Articles of Association of Listed Companies, and with the reference to the Opinions on Further Promoting Standardised Operation of Reform of Companies Listed Overseas, the Detailed Rules of Procedure for Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited and the Articles of the Association of the Company (the “Articles of Association”).	Article 1 In order to safeguard the interests of the shareholders and employees of the Company and improve the Company’s internal supervision and control mechanisms, these Rules governing the work of the Supervisory Committee of this Company are hereby formulated in accordance with the laws and regulations governing the listed companies within and outside China, including the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Provisional Regulations on Supervisory Committees of State Enterprises, the Mandatory Provisions in the Articles of Association of Companies Listed Overseas, the Guidelines on the Articles of Association of Listed Companies and Standards on Corporate Governance for Listed Companies, and with the reference to the Opinions on Further Promoting Standardised Operation of Reform of Companies Listed Overseas stipulated by the State Economic and Trade Commission and China Securities Regulatory Commission and the Articles of the Association of the Company (the “Articles of Association”).

Article 2 The Supervisory Committee is the supervisory organisation set up in accordance with the law, and is accountable and reports to the shareholders’ general meeting. The Supervisory Committee focuses its work on financial supervision, and supervises the Company’s financial activities and the operation and management activities of the Company’s directors, managers and other officers in accordance with the relevant national laws, administrative regulations, financial auditing regulations and resolutions of the shareholders’ general meeting, so as to ensure that the assets of the Company and the interests of shareholders are not jeopardised.	Article 2 The Supervisory Committee is the supervisory organisation set up in accordance with law, and is accountable and reports to the shareholders’ general meeting. The Supervisory Committee focuses its work on financial supervision, and supervises the Company’s financial activities and the operation and management activities of the Company’s directors and senior officers in accordance with the relevant national laws, administrative regulations, financial auditing regulations and resolutions of the shareholders’ general meeting, so as to ensure that the assets of the Company and the interests of shareholders are not jeopardised.

Article 4 The shareholder representatives in the Supervisory Committee shall be elected and removed at a shareholders’ meeting. The staff representatives in the Supervisory Committee shall be democratically elected and removed at the employees representative meeting.	Article 4 The supervisors who are not employee representatives shall be elected and removed at a shareholders’ meeting. The supervisors who are staff representatives in the Supervisory Committee shall be democratically elected and removed at the employee representative meeting.

Article 6 Directors, managers, persons in charge of financial affairs, and secretary of the board of the Company and government functionaries shall not act as a supervisor of the Company concurrently. A person shall be disqualified from being a supervisor of the Company if any of the circumstances stipulated in Article 178 of the Articles of Association applies.	Article 6 Directors, managers, persons in charge of financial affairs, and secretary of the board of the Company and government functionaries shall not act as a supervisor of the Company concurrently. A person shall be disqualified from being a supervisor of the Company if any of the circumstances stipulated in Article 176 of the Articles of Association applies.

Article 9 The Supervisory Committee shall exercise the following powers in accordance with the law: (1) to supervise the performance and implementation of the relevant State laws and administrative regulations as well as implementation of the resolutions of the shareholders general meeting by the Company, and exercise supervision over decision-making procedures for important matters. (2) to examine the Company’s financial affairs, review the Company’s financial and accounting information and other information relating to the Company’s operation and management activities, verify authenticity and legitimacy of the Company’s financial statements, and review periodic reports of the Company prepared by the board of directors and to furnish written review opinions. When necessary, it may require any executive directors, managers and functionary departments to report on the relevant business matters; (3) to stress the supervision and control of economic activities and asset quality relating to finance, investment, provision of guarantees, security, transfer, acquisition and merger involving large amounts of funds which are the subject of decision-making by the Board. (4) to supervise directors, managers and other senior officers of the Company in relation to their performance of duties as to whether they are involved in any of the following activities in violation of laws, regulations or the Articles of Association of the Company and to propose removal of a director or a senior officer who is in violation of laws, administrative regulations, the Articles of Association or resolutions passed at a general meeting of shareholders: (i) by taking advantage of his office power, taking bribes or other illegal income or illegally taking possession of the assets of the Company; (ii) misappropriating the funds of the Company, or lending the funds of the Company to other persons; (iii) depositing the assets of the Company in an account under an individual’s name or in any other names; (iv) using the assets of the Company to provide guarantees for a shareholder of the Company or for any other individual’s debts; (v) engaging in any activity which may jeopardise the interests of the Company on his own account or for any other person; or (vi) divulging commercial secrets of the Company.	Article 9 The Supervisory Committee shall exercise the following powers in accordance with the law: (1) to supervise the performance and implementation of the relevant State laws and administrative regulations as well as implementation of the resolutions of the shareholders’ general meeting by the Company, and exercise supervision over decision-making procedures for important matters. (2) to examine the Company’s financial affairs, review the Company’s financial and accounting information and other information relating to the Company’s operation and management activities, verify authenticity and legitimacy of the Company’s financial statements, and review periodic reports of the Company prepared by the board of directors and to furnish written review opinions. When necessary, it may require any executive directors, managers and functionary departments to report on the relevant business matters; (3) to stress the supervision and control of economic activities and asset quality relating to finance, investment, provision of guarantees, security, transfer, acquisition and merger involving large amounts of funds which are the subject of decision-making by the Board. (4) to supervise directors and other senior officers of the Company in relation to their performance of duties as to whether they are involved in any of the following activities in violation of laws, regulations or the Articles of Association of the Company and to propose removal of a director or a senior officer who is in violation of laws, administrative regulations, the Articles of Association or resolutions passed at a general meeting of shareholders: (i) by taking advantage of his office power, taking bribes or other illegal income or illegally taking possession of the assets of the Company; (ii) misappropriating the funds of the Company, or lending the funds of the Company to other persons; (iii) depositing the assets of the Company in an account under an individual’s name or in any other names; (iv) using the assets of the Company to provide guarantees for a shareholder of the Company or for any other individual’s debts; (v) engaging in any activity which may jeopardise the interests of the Company on his own account or for any other person; or (vi) divulging commercial secrets of the Company.

(5) to attend the meetings of the Board of Directors as observers, and to designate any supervisor to attend the general manager’s executive meeting as an observer when necessary. (6) to exercise other powers conferred by the Articles of Association of the Company or the shareholders general meeting.	(5) to request directors or senior officers to make rectification when their acts harm the interests of the Company; (6) to attend the meetings of the Board of Directors as observers, and to designate any supervisor to attend the general manager’s executive meeting as an observer when necessary; (7) to propose the convening of extraordinary general meetings, and to convene and preside over the shareholders’ general meetings when the board of directors does not perform its duties in accordance with the provisions of the Company Law to convene or preside over the shareholders’ general meetings; (8) to propose motions to the shareholders’ general meeting; (9) to propose the convening of extraordinary board of directors’ meetings; (10) on behalf of the Company, to negotiate with the directors or senior officers or litigate against the directors or senior officers; (11) to carry out investigation when any abnormality is found in the operation of the Company, and, where necessary, engage a professional institution, such as an accounting firm or a law firm, to assist in the work at the expense of the Company; (12) to exercise other powers conferred by the Articles of Association or the shareholders’ general meeting.

Article 15 Upon the proposal of the Chairman of the Supervisory Committee or two thirds or more of its members, or upon the requirement of the Board or the General Manager, the Supervisory Committee may hold an extraordinary meeting in any of the following circumstances: (1) where the Company has suffered or is suffering material asset flight, causing damages to the interests of the shareholders, but the Board fails to take measures in a timely manner; (2) where any officer of the Company violates laws, administrative regulations or the Articles of Association of the Company, causing material damage to the interests of the Company; (3) where it is necessary to conduct investigation of any specific matter, or it is necessary to invite the Board and management to provide relevant reports or explanations; (4) where the Supervisory Committee considers necessary to appoint any external accountant or law firm to issue professional opinions in respect of certain material supervision matters; (5) where the Supervisory Committee considers necessary to convene an interim meeting.	Article 15 Upon the proposal of the Chairman of the Supervisory Committee or two thirds or more of its members, or at the request of the Board or the General Manager, the Supervisory Committee may hold an extraordinary meeting in any of the following circumstances: (1) where the Company has suffered or is suffering material asset flight, causing damages to the interests of the shareholders, but the Board fails to take measures in a timely manner; (2) where any director or senior officer of the Company violates laws, administrative regulations or the Articles of Association of the Company, causing material damage to the interests of the Company; (3) where it is necessary to conduct investigation of any specific matter of the Company, or it is necessary to invite the Board and management to provide relevant reports or explanations; (4) where the Supervisory Committee considers it necessary to appoint any external accountant or law firm to issue professional opinions in respect of certain material matters subject to supervision; (5) where the Supervisory Committee considers it necessary to convene an interim meeting.

A new Article 17 added A notice of the supervisory committee shall include the following: (1) the date, venue and duration of the meeting; (2) the cause for convening the meeting and its agenda; (3) the date of the notice.

Article 19 If questions raised by the resolutions or matters discussed by the Supervisory Committee require the opinion of experts or the board of directors or senior officers the Company, then such experts, members of the board of directors or senior officers may be invited to attend the meeting. Attendees at the meeting have the right to express their opinion in respect of certain matters, but have no right to vote.	Article 20 In considering or discussing a resolution or report, the Supervisory Committee may invite related experts, members of the board of directors, senior officers, or internal and external audit personnel to attend the meeting as non-voting attendees to make such explanation on related matters as necessary and to answer questions put up by the Supervisory Committee. Attendees at the meeting have the right to express their opinion in respect of certain matters, but have no right to vote.

Article 20 Resolutions of the Supervisory Committee shall be voted by ballot, either by poll or on a show of hands. Ordinary resolutions require the approval of half of the supervisors present at the meeting to be effective. The following matters must receive the approval of at least two-thirds (inclusive) of the supervisors present at the meeting to be passed: (1) a motion to convene an extraordinary general meeting of shareholders; (2) the appointment of accountants or lawyers in the name of the Company; (3) organising an investigation or consultation into a particular matter.	Article 21 Resolutions of the Supervisory Committee shall be voted by ballot, either by poll or on a show of hands. Each supervisor shall be entitled to one vote. All resolutions shall be passed by more than two-thirds of the supervisors to be effective.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for the 2009 Annual General Meeting

In accordance with the Company Law of the People’s Republic of China and the relevant requirements, shareholders who wish to attend the 2009 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are required to fill in the following notice of attendance.

Name	Number of shares	A Share	H Share

Identity card number	Shareholder number
Correspondence address	Telephone number

Signature:	Date:

Notes:

1. In accordance with the resolutions of the 12th meeting of the sixth session of the board of directors of the Company, the share registration date for the AGM is 20 May 2010. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the AGM.

2. Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3. Please attach a copy of your identification document (identity card or passport).

4. Please attach a copy of your share certificate.

5. Please return this notice of attendance before 31 May 2010 (based on the postal chop of the local post office, if by mail).

(a)	Holders of the Company’s A shares

(1)	If return is by delivery in person, you can deliver to:

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, the PRC or

or

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza

728 West Yan’an Road

Shanghai, the PRC

(2)	If return is by mail, you can mail to:

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postcode: 200540

(3)	If return is by fax, you can fax to:

The Secretary’s Office of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited

at: (8621) 57940050

(b)	Holders of the Company’s H shares

Please return this notice of attendance to the Company in person or by mail to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the 2009 Annual General Meeting

Number of shares relevant to this form of proxy (Note 1)                                                                                                                                     I/We (Note 2)                                                                                                                                                                                                          of address/identity card number and shareholder number                                      being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                     A shares /                      H shares of the Company hereby appoint (Note 3) the Chairman of the 2009 annual general meeting (the “AGM”) /                      as my/our proxy to attend the AGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 9:00 a.m. on Wednesday, 23 June 2010 and vote for me/us and on my/our behalf at the AGM on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote.

Ordinary Resolutions		For(Note 4)	Against(Note 4)
1	2009 Work Report of the Board of the Company;

2	2009 Work Report of the Supervisory Committee of the Company;

3	2009 Audited Financial Statements of the Company;

4	2009 Profit Distribution Plan of the Company;

5	2010 Financial Budget Report of the Company;

6	Re-appointment of KPMG Huazhen as the Company’s domestic auditor for the year 2010 and KPMG as the Company’s international auditor for the year 2010, and to authorize the Board to fix their remuneration;

7	Appointment of Mr. Wu Haijun ( ) as director to fill up the vacancy in the sixth session of the Board;

Special Resolution		For(Note 4)	Against(Note 4)
8	To approve the amendments to the articles of association of the Company (the “Articles of Association”) and its appendices proposed by the Board of the Company and authorize the Board of the Company to transact all relevant matters regarding any application, reporting and approval, registration and filing requirements in relation to such amendments to the Articles of Association and its appendices on behalf of the Company, including making appropriate text revisions in accordance with any revision request of any relevant PRC approval authorities and the listing rules of any stock exchanges on which the Company’s securities are listed.

Date:	2010	Signature (Note 5)

Notes:

1. Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy be deemed to relate to all the shares registered in the Company in your name(s).

2. Holders of the Company’s H shares please fill in your full name(s) and address(es) in BLOCK LETTERS; holders of the Company’s A shares please fill in your full name(s), identity card number(s) and shareholder number(s).

3. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2009 annual general meeting” and insert the name, address and identity card number of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but must attend the AGM in person. Any alternation made to this form of proxy must be initialled by the person who completes it.

4. Note: If you intend to vote for any resolution, please put a “✓” in the “for” column; if you intend to vote against any resolution, please put a “X” in the “against” column; if no instruction is given, the appointed proxy shall have the discretion to vote.

5. This form of proxy must be signed by you or your proxy duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer or attorney duly authorised.

If this form of proxy is signed by your proxy, it must be certified by a notary.

Holders of the Company’s A Shares should note that, in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned to the Secretary’s Office for the AGM not less than 24 hours before the time appointed for holding the AGM.

Holders of the Company’s H Shares should note that, in order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the AGM.

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